Annual Report 2002



FLIR SYSTEMS

The World Leader in Thermal Imaging

To Our Shareholders:

As I write this letter, I note the final paragraph of last year's letter: "By any measure, 2001 was a wonderful year for FLIR, its shareholders, employees, suppliers and customers. We now turn our attention to building on what we've achieved thus far and, as always, we remain committed to maximizing shareholder value. Fantastic as 2001 was, I believe the best is yet to come."

I am delighted to report that 2002 was indeed a great year for FLIR Systems. We are proud of the record financial results we achieved, and excited about the bright future such results create for the company.

Here are some key indicators of our success in 2002. Revenue increased 22% to $261.1 million, a new record that reflected a 36% increase in Imaging The operating margin rose to 19.2% from 17.4% for 2001, which, together with the growth in revenue, led to a 44% increase in earnings for a record $2.33 per diluted share. Firm backlog grew from $82 million on December 31, 2001 to $92 million on December 31, 2002. Meanwhile, our debt declined from $23.9 million to virtually zero at year-end, with cash growing from $15.5 million to over $46 million. These are excellent results. Even more impressive is the fact that these numbers give us the necessary confidence to take on a more aggressive approach to our future. With this in mind, we expect 2003 to be another strong year of record financial results for FLIR.

There are three growth trends that support our optimistic outlook for 2003 for both our Thermography and Imaging business segments.

THERMOGRAPHY

The first growth trend revolves around the health of our Thermography business. Sales of our new thermography systems rebounded in the second half of 2002, increasing almost 10% in the fourth quarter and 3% for the year. This growth was driven by the launch in March 2002 of FLIR's newest Thermography product line, the E-Series.

FLIR's E-Series products are remarkably small, lightweight and inexpensive handheld thermal imaging systems that resemble a flashlight and feature a built-in color display, long-life battery, temperature measurement and image storage capability. In addition to traditional applications in predictive maintenance and process control, the E-Series is ideal for new applications in large markets, including building diagnostics, electrical inspection, veterinary evaluations, law enforcement and marine applications, to name a few. These are new markets that have never before had access to advanced thermal imaging technology. And with a price point well below that of traditional cameras, the E-Series will, we believe, continue to see sales increase even in relatively weak economic times. This is a clear example of our strategy to commercialize infrared technology.

We sold over 700 E-Series products in 2002, reflecting strong market acceptance of this new product. Approximately 70 percent of those sales were outside the U.S., demonstrating that demand is global in scope and growing. This early success tells us not only that this product meets real-world needs, but that we are on the right track in pursuing the opportunities we've identified.



Earl R. Lewis
Chairman of the Board, President and Chief Executive Officer

Our goal is to further develop this opportunity by expanding our distribution network to reach our new target markets and customers. In 2002, we strengthened our Thermography distribution channel, particularly for new applications, by adding over 20 distributors worldwide. We are selecting these new distributors carefully for their ability to directly tap into the markets of most interest to us. For example, we chose Express Instruments and Alpha Electronics in the UK for their ability to reach electrical contractors; AMEPA in Germany for the steel industry; Aims NDT in the Netherlands for plant maintenance; Trinergi AM in Sweden for utilities and electrical contractors; Mitchell Instrument Co. in the U.S. for its catalog sales to more than 650,000 electrical contractors and plant maintenance professionals; DTC Corporation in the U.S. for state and local law enforcement applications; and Vibratronics in the U.S. for plant maintenance. We anticipate expanding our distribution channel with similar high-quality and focused distributors in 2003.

We believe this is the right formula to develop our Thermography business. We continue to have great expectations about the growth potential for these new products.

IMAGING

Homeland security is the second major growth trend for FLIR. To date, with the new U.S. Department of Homeland Security only recently established by Congress, little of the $38 billion in approved funding for 2003 has been earmarked to procure needed technology. While this is a market that will take some time to fully develop in terms of defining programs and establishing procurement targets, there is no doubt that it is here to stay. In 2002, FLIR focused on making "seed" sales and conducting demonstrations for applications including perimeter security for airports and ports, nuclear facilities, oil and gas facilities, and other critical infrastructure. We believe that FLIR's products and technologies are ideally suited to address the needs of this market, and we expect homeland security, in all of its various applications, to become an increasingly important source of FLIR's growth in the future.

The third growth trend relates to our use of FLIR's strong balance sheet and cash flow to enable us to pursue larger, longer-term program business for our Imaging Division products. These opportunities typically take years to develop, require a large degree of program development and sales effort and, in some cases, necessitate customized engineering. The benefit for the company, of course, is that winning such programs means larger delivery contracts over a longer period of time, in addition to making our systems the incumbent product on a number of aircraft, vessels, vehicles or other installations. We are already enjoying some program business success, particularly with the U.S. Marine Corps for our BRITE Star product.

But we think we can win more, including the U.S. Coast Guard's Deepwater Project, which has the potential to become the biggest program in FLIR's history. In fact, we recently received our first purchase order for maritime systems for this program, in anticipation of a longer-term pricing agreement. We also have excellent opportunities in Europe – most notably with the Norwegian and Swedish armed forces – by virtue of our acquisition in 2001 of SaabTech Electronics, a move that resulted in the creation of our Imaging Division in Sweden. We are committed to aggressively pursuing these larger, longer-term program opportunities.

We enter 2003 having accomplished more than is indicated by our financial results. We have demonstrated that we can control expenses, manage our assets, generate cash and grow revenue, all at the same time. In addition, we continue to develop state-of-the-art new products and enter into new markets. We have a strong and capable Board of Directors (I am happy that Mike Smith has joined the Board and sad to report that Allen Reed, after many years of service, has decided to resign due to his many other commitments), exceptionally talented and motivated employees, and established policies and procedures that incorporate best business practices. We are continuing to develop advanced products and enter important new markets.

These accomplishments in 2002, together with the growing worldwide recognition of the importance of infrared technology and its expanding applications, translate to a very strong outlook for the future growth of FLIR. Just as I said of 2001, I can truly state that "Fantastic as 2002 was, I believe the best is yet to come."

Thank you for your continuing interest and support.

Sincerely,

Earl R. Lewis

Chairman of the Board,
President and Chief Executive Officer









Condition Monitoring

Homeland Security

Maritime Patrol

Airborne Observation

Automation

Search & Rescue

Drug Interdiction

Force Protection

Law Enforcement









Surveillance & Reconnaissance

Non-Destructive Testing

Border Patrol

Research & Development

Environmental Monitoring

Firefighting

Targeting

Predictive Maintenance

Electronic News Gathering

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

Year Ended December 31	2002	2001	2000[1]	1999[2]	1998
(in thousands, except per share amounts)					
Statement of Operations Data					
Revenue	$ 261,080	$ 214,373	$ 186,357	$ 178,556	$ 177,254
Gross profit	137,020	116,832	82,241	55,328	89,870
Earnings (loss) from operations	50,177	37,312	(10,825)	(46,315)	9,867
Net earnings (loss)	$ 41,559	$ 25,934	$ (26,054)	$ (54,381)	$ 3,590
Net earnings (loss) per share					
Basic	$ 2.47	$ 1.73	$ (1.80)	$ (3.82)	$ 0.28
Diluted	$ 2.33	$ 1.62	$ (1.80)	$ (3.82)	$ 0.27
Balance Sheet Data					
Working capital	$ 121,479	$ 69,440	$ 68,419	$ 4,481	$ 70,011
Total assets	233,822	185,038	166,991	196,487	233,855
Total debt	--	23,954	94,304	83,828	61,934
Total shareholder's equity	172,327	104,848	29,025	56,219	109,874

For over three decades, FLIR Systems has led the world in infrared imaging technology.

[1]During 2000, we recorded one-time pre-tax charges of $20.5 million primarily related to streamlining our manufacturing and corporate operations. The charges include $9.0 million related to eliminating older or lower margin products, $8.8 million related to cost accumulations and asset valuations that have been written off as a result of these operational changes and $2.2 million for workforce reductions and related costs. We also recorded a charge of $0.5 million related to the settlement of the class action lawsuit. These charges are reflected in cost of goods sold for $13.3 million, operating expenses for $7.0 million, and other expenses of $0.2 million.

[2]In connection with the merger with Inframetrics, Inc., which was effective on March 30, 1999, we recorded one-time pre-tax charges of $34.6 million. The charges consisted of $25.3 million of inventories, which is included in cost of goods sold, due to the elimination of duplicative product lines, and $9.3 million of transaction related costs, which are reported as combination costs. This merger was accounted for as a pooling of interests.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)
☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the year ended December 31, 2002.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 0-21918

FLIR Systems, Inc.
(Exact name of Registrant as specified in its charter)

Oregon	**93-0708501**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
16505 S.W. 72nd Avenue, Portland, Oregon 97224	**(503) 684-3731**
(Address of principal executive offices)	(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Title of each class of Stock

Common Stock, $0.01 par value
Preferred Stock Purchase Rights

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or amendment to this Form 10-K ☒

As of January 31, 2003, the aggregate market value of the shares of voting stock of the Registrant held by non-affiliates was $832,782,102.

Indicate by checkmark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

As of June 30, 2002, the aggregate market value of the shares of voting stock of the Registrant held by non-affiliates was $698,645,799.

As of January 31, 2003, there were 17,300,012 shares of the Registrant's common stock, $0.01, par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

The Registrant has incorporated by reference into Parts II and III of this Form 10-K, portions of its Proxy Statement for its 2003 Annual Meeting of Shareholders.

FLIR Systems, Inc.

FORM 10-K

ANNUAL REPORT

TABLE OF CONTENTS

PART I

Forward-Looking Statements

This Annual Report on Form 10-K (the "Report"), including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 contains forward-looking statements regarding future events and the future results of FLIR Systems, Inc. and its consolidated subsidiaries ("FLIR" or the "Company") that are based on current expectations, estimates and projections about the Company's business, management's beliefs, and assumptions made by FLIR's management. Words such as "expects," "anticipates," "intends," "plans," "believes," "sees," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, including, but not limited to, those discussed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7, including the section entitled "Risk Factors" located therein, and elsewhere in this Report as well as those discussed from time to time in the Company's other Securities and Exchange Commission filings and reports. In addition, such statements could be affected by general industry and market conditions. Such forward-looking statements speak only as of the date on which they were made and FLIR does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report. If the Company updates or corrects one or more forward-looking statements, investors and others should not conclude that the Company will make additional updates or corrections with respect to other forward-looking statements.

PART I

ITEM 1. BUSINESS

General

We are a world leader in the design, manufacture and marketing of thermal imaging and stabilized airborne camera systems for a wide variety of applications in the commercial, industrial and government markets. Our products are produced in a variety of configurations to suit specific customer needs. These include compact hand-held systems for surveillance or inspection applications; sealed, autonomous systems for fixed security monitoring installations; stabilized gimbaled systems for airborne and shipborne use and ruggedized military systems for use in targeting and fire control applications. Our thermal imaging systems use advanced infrared technologies that detect infrared radiation, or heat, enabling the operator to measure minute temperature differences and to see objects in total darkness and in all types of adverse conditions, including through smoke, haze and most types of fog. Many of our products also incorporate visible light cameras, laser rangefinders, laser illuminators, laser designators, image analysis software and gyro-stabilized gimbal technology. An example of a gyro-stabilized gimbal is the ball-shaped object attached to the nose or side of a helicopter. People often see these on their local TV news or local law enforcement helicopters. These balls, or gimbals, contain infrared and TV cameras that allow news stations or law enforcement agencies to cover breaking stories or provide additional support and direction to people on the ground.

Our products provide state-of-the-art thermal imaging technology, innovative packaging and competitive pricing. Our modular product designs and image analysis software tools increase our ability to provide products that are specifically tailored to meet individual customer requirements. Our infrared products incorporate two types of leading edge infrared detector technology. Our high performance products utilize "cooled" detector technology, offering the best sensitivity and resolution for long-range applications or those requiring high measurement precision. Our mainstream temperature measurement products and low cost security products incorporate "uncooled" detector technology, which can be produced in high volumes at lower prices.

FLIR, an Oregon corporation, was incorporated in 1978. The Company's headquarters are located at 16505 SW 72nd Avenue, Portland, Oregon 97224-7705, and the telephone number at this location is (503) 684-3731. Information about the Company is available on the internet at www.flir.com.

Industry Overview

Infrared radiation is electro-magnetic radiation that is not visible because its wavelength is too long to be detected by the human eye. Unlike visible light, infrared radiation is emitted directly by all objects and materials that have a temperature above absolute zero. Thermal imaging systems are used to detect infrared radiation and convert it into an electronic signal, which is then processed and formatted into a video signal and displayed on a common monitor. These systems are distinguished from one another by their capability to detect and resolve infrared radiation, the clarity of the image displayed, detection range, system reliability, price and adaptability to a variety of customer requirements. Thermal imaging systems, unlike night vision goggles, enable the operator to see objects in total darkness and through obscurants such as smoke, haze and most types of fog. Also, unlike night vision goggle technology, thermal imaging systems are not adversely affected by the presence of light, so they can be used day or night without regard to ambient lighting issues. Advanced thermal imaging systems can also detect and measure minute temperature differences, a critical tool for a variety of industrial applications.

Early applications of thermal imaging technology primarily involved the use of expensive high-resolution systems in military combat applications such as weapons targeting, where performance factors were far more important than price in purchasing decisions. A simpler form of the technology was also employed in limited industrial applications such as detecting heat loss from buildings or houses, where price was more important than sophisticated performance. Consequently, a large group of potential users in both the commercial and government markets did not use thermal imaging technology since available systems either failed to meet performance requirements or were too expensive. We were among the first companies to bridge this price-performance gap by developing thermal imaging products that provide high performance at affordable prices suited to the needs of a broad range of customers.

An infrared detector, which absorbs infrared radiation and converts it into an electronic signal, is a primary component of thermal imaging systems. Until recently, thermal imaging systems relied on infrared detectors that needed to be cooled to very low temperatures (-196°C) in order to operate. This technology is sometimes referred to as "cooled" detector technology. In the past, cooling these detectors was problematic, particularly in field applications requiring battery power. Today, many of our applications are served by a new generation of "uncooled" detectors that operate at room temperature. This feature allows for less expensive, smaller, lighter, more energy efficient, solid-state systems. These factors are expected to increase the demand for such systems in existing market segments and create demand in new market segments, such as building construction and inspections, industrial security and veterinary science. We have established a multi-year exclusive relationship for the supply of uncooled detectors in certain key markets. This relationship allows us to obtain top quality uncooled detectors from the leading supplier of this technology in the world.

Despite the advantages of uncooled technology, cooled systems will continue to play a significant role in military and certain commercial applications due to those systems' longer-range performance capabilities. We have developed our own "micro-cooler" which efficiently cools these detectors under battery power in most any environment. The availability of the micro-cooler, coupled with our purchasing volume for cooled detectors from multiple suppliers has resulted in strategic advantages in addressing the military, law enforcement and surveillance markets we serve.

Markets

The Company is divided into two main business segments, according to the markets they serve. These are "Thermography," where infrared cameras that provide precise temperature measurement capabilities are used for a variety of commercial and industrial applications, and "Imaging," where a range of medium and high performance infrared and visual imaging systems are used in a variety of vision enhancement applications. Financial information about geographic and segment operations appears in Note 13 to the Consolidated Financial Statements in Item 8.

Thermography Market. The Thermography market is comprised of a broad range of thermal imaging applications where imaging and temperature measurement are combined. This market has evolved from the use of simple heat sensing devices to sophisticated radiometric (temperature measuring) instruments that use a variety of accessories and image analysis software. The increasing emphasis on improving manufacturing efficiency and product quality, underscored by the growing importance of quality assurance programs such as International Standards Organization (ISO) 9000 and the increasing complexity of manufacturing processes, has expanded the industrial market. Uncooled thermal imaging technology has created opportunities to further penetrate existing market segments as well as to create demand in new markets that can benefit from the enhanced performance and lower cost of such technology. The growth of the industrial market has also been driven by improvements in hardware functionality, image analysis software performance and declining hardware prices.

The Thermography market primarily consists of the following end-user market segments:

Predictive Maintenance	Thermal imaging systems are used for monitoring the condition of mechanical and electrical equipment. Such monitoring allows for the detection of equipment faults (manifested as hot spots) so they can be repaired before they fail. This increases the equipment's productivity and avoids catastrophic failures or major equipment damage. This also in turn significantly reduces operating expenses by lowering repair costs and reducing downtime. Improved functionality of image analysis software, smaller size and weight, and simplicity of system operation are critical factors for this market segment. Specific predictive maintenance applications include locating and repairing defective power transmission components or electrical connections, predicting the end of life of bearings in rotating machinery, evaluating the integrity or amount of insulation in a building or container and locating roof leaks and related damage.
Research & Development	Because of its non-destructive analysis capability, Thermography systems are a useful tool in a wide variety of research and development applications. As industry is driven to make smaller, lighter and more powerful electronic products, the problem of dealing with self-generated heat is becoming increasingly difficult. Our systems provide the ability to view thermal distribution in real time for products as small as hybrid integrated circuits, all the way up to jet or rocket engines. Common applications include product development of microelectronics, cell phones, laptop computers, telecommunications equipment, consumer appliances, automotive components and aircraft engines. The systems that are applied in research and development applications typically require very high imaging performance and measurement precision, coupled with extensive analysis and reporting software.
Manufacturing Process Control	The ability to determine whether a manufacturing process will produce acceptable results at the earliest point in the production cycle is critical to quality assurance and cost reduction. Thermal imaging and image analysis allow for the monitoring and control of heat, which is used in virtually all industrial processes. Similarly, thermal imaging systems can identify moisture and contaminants and help identify the thickness of material as well as the integrity of the bonding of composite materials. Thermal imaging applications for manufacturing process control are varied and extensive, including monitoring the quality of metal, plastic and glass cast

parts, which are highly dependent upon the temperature distribution in the mold; monitoring the quality of paper, which is dependent upon proper and even moisture distribution during the drying process; and monitoring the quality of products such as rubber gloves, which can be thermally examined to locate abnormally warm or cool spots, indicating non-uniform thickness that may result in a quality defect.

Emerging Thermography Market Opportunities

New market segments for thermal imaging are developing due to the availability, cost effectiveness and enhanced performance characteristics of uncooled thermal imaging technology. As system prices decline, uncooled thermal imaging technology will provide cost effective solutions for a wide variety of new commercial applications. These may include such applications as the monitoring of food distribution, storage and preparation. Other applications such as veterinary science, automotive care, aircraft inspection, building heat-loss evaluation, maritime vessel inspections and electrical inspections may grow as lower cost technology becomes more widespread.

Imaging Market. The Imaging market is also comprised of a broad range of thermal imaging applications, but is limited to applications where temperature measurement is not required. The primary focus of this segment is to provide enhanced vision capabilities to a wide variety of military, paramilitary, law enforcement, public safety and commercial broadcast customers. Our systems typically provide the capability to see and record over long distances, day or night, through adverse weather conditions, from a wide variety of vehicle, man portable and fixed installation platforms. Although the majority of our infrared imaging applications require the use of cooled technology due to their ability to identify objects from long distances, uncooled thermal imaging systems are also being used increasingly for certain ground-based security and hand-held observation applications. Customers in the military and law enforcement markets demand affordable high performance systems that can be mounted on a variety of helicopters, airplanes, ships and poles. These systems must operate in demanding climatic conditions and perform a variety of automated tasks requiring high image quality and stabilization. Software capabilities within the systems typically address certain customer requirements such as aircraft avionic integration or motion detection for security applications.

The Imaging market primarily consists of the following end-user market segments:

Search and Rescue

Thermal imaging systems are used in airborne and shipborne search and rescue missions to rescue individuals in danger or distress on boats or in vehicles, to provide offshore oil platform safety and to provide emergency or disaster response support for missing persons or accident victims. Such systems are in use today by the US Coast Guard, the US Marines, the US Air National Guard and the United Kingdom Ministry of Defense.

Federal Drug Interdiction

Thermal imaging systems enable government agencies to expand their drug interdiction and support activities by allowing greater surveillance and detection capabilities. FLIR has already supplied several systems to the recent "Plan Columbia" which provided $1.3 billion to Columbia for drug interdiction support. Systems are also in use by the US Customs Service, the DEA and the FBI.

Surveillance and Reconnaissance

Thermal imaging systems are used in surveillance and reconnaissance applications for the precise positioning of objects or people from substantial distances and for enhanced situation awareness, particularly at night or in conditions of reduced or obscured visibility. Our systems are in use today by the US Army, the US Air Force, and many federal law enforcement agencies.

Navigation Safety

Thermal imaging systems are used in navigation safety applications to improve missions by enabling crews piloting aircraft or ships to see terrain and objects and to detect and avoid obstacles at night and in conditions of limited visibility due to smoke, haze or fog.

Border and Maritime Patrol

Thermal imaging systems are used in airborne, shipborne and fixed installation applications for border and maritime surveillance, particularly at night, to monitor borders and coastal waters, to monitor national fishing boundaries and to prevent smuggling. FLIR cameras are currently deployed along the US borders under the US Immigration and Naturalization Service program "ISIS" and are also used by the Royal Australian Air Force on their P3-C MPA aircraft.

Environmental Monitoring

Thermal imaging systems are used in environmental monitoring applications including forest fire detection and suppression, oil spill detection and monitoring and wildlife management.

Perimeter Security

Thermal imaging systems are used for ground-based surveillance and perimeter security of government, military and industrial facilities, particularly at night. The US Air Force is currently using FLIR cameras extensively for force protection in its foreign airbase locations under its "TASS" program.

Electronic News Gathering

The use of airborne observation and broadcast systems has become a standard tool for television stations and broadcast networks. News stations with this capability have the ability to provide close-up coverage of events, disasters or safety restricted areas to their viewing audiences. This market segment typically requires very high performance daylight cameras installed in highly stabilized gimbal turrets for mounting on news helicopters. Systems need to provide high-resolution, jitter-free video that can be downlinked to the production studio or command center on a real-time basis.

Law Enforcement

We are a leader in the supply of stabilized airborne thermal imaging systems for federal, state and local law enforcement agencies. Agencies with this type of equipment have the ability to track suspects, locate lost people and provide situational awareness to officers on the ground. Systems designed for this market typically have both an infrared and a visible light camera installed in a smaller, lightweight gimbal. Systems must be reliable, easy to use and have good imaging and recording capabilities. Applications should increase as system size and weight continue to decline, enabling the use of systems on small and weight-restricted helicopters. In addition, law enforcement agencies have established thermal imaging as a primary support tool and should continue to take advantage of public support for this type of law enforcement.

Targeting

The use of thermal imaging technology is becoming increasingly prevalent in the military community. FLIR's thermal imaging systems provide clear views of targets at long ranges through darkness or other environmental obscurants. These systems are frequently used together with conventional "day" sighting devices and offer a "clip-on" night operation capability to existing weapons. FLIR offers several products in this application ranging from a clip-on sniper scope device to a high precision stabilized airborne laser designator system.

Technology

We use our expertise in diverse technologies and manufacturing capabilities to develop and produce sophisticated thermal imaging systems. In order to produce cost-effective products and shorten the product development cycle, we integrate the following engineering disciplines and manufacturing processes:

System Design and Radiometry

Our extensive experience in stabilization, packaging and systems integration allow us to effectively combine a wide variety of technologies to design and manufacture thermal imaging systems to suit our customers' needs. We also possess the specialized system design knowledge required to produce thermal imaging systems that can accurately measure temperature, a critical tool for many commercial and industrial applications.

Software Development

We recognize that software is important to the evolution of our products. Our products utilize a combination of embedded and desktop software products. Currently, we possess the capability to develop and refine all types of software used in our systems. We also develop and deploy software that is used for testing and characterization of our systems.

Optical Design and Fabrication

We currently design and manufacture many of the sophisticated optics that are required to produce a thermal imaging system. This capability allows us to significantly shorten the product development cycle and avoid costs and delays associated with a reliance on third-party optics suppliers.

Optical Coating

Infrared optics require custom vapor deposited coatings to improve the transmission of the unique lens materials that are used in infrared systems. These coatings are essential to maximizing the performance and thermal sensitivity of the systems. FLIR has developed an in-house capability to do high volume production coatings and for the development and testing of new coatings to lower costs and improve performance and field ruggedness of the infrared lenses.

Electronic Design

We design signal processing circuits that interface directly with the detector arrays to convert detected infrared radiation into electronic signals. We also design the electronic image processing that is necessary to convert the electronic signals into standard video format. Our design expertise lies in the areas of reliability, low power consumption and extreme environmental survivability.

Mechanical Engineering

Our design and production of thermal imaging systems involves highly sophisticated mechanical engineering techniques. Such sophisticated techniques are critical for the design and assembly of the supporting structures for system components such as detector arrays, coolers, scanners and optics, which must meet high-precision mechanical tolerances. Similarly, the gyro-stabilized gimbal assembly for products such as the Star SAFIRE™, Star SAFIRE™ II, Ultra 7000™, Ultra 7500™ and UltraMedia™ requires expertise in electro-mechanical control, gyroscopes and specialized stabilization controls.

Research and development expenses were $26.9 million in 2002, $27.2 million in 2001 and $29.2 million in 2000. We anticipate that we will continue to have significant research and development expenses in the future to provide a continuing flow of innovative and high quality products to maintain and enhance our competitive position in both of our business segments.

Products

Thermography Products. In the Thermography division, we manufacture products that are sold to industrial, research and machine vision customers. For industrial customers, we have developed infrared imaging systems that feature accurate temperature measurement, storage and analysis. These systems comprise two categories: hand-held cameras and fixed installation cameras. All systems use a common-core imaging system, of which the majority uses proprietary uncooled sensor technology. Many of our hand-held cameras look and function much like a standard camcorder, utilizing off-the-shelf technologies for battery power, data recording and image display. The fixed installation cameras are housed in industrial enclosures and have connectivity capability with common factory automation systems. The products are evolved on an annual basis with new models being introduced to the market featuring enhancements in functionality and performance based on customer requests. This keeps the product line up to date, competitive and continuing to generate follow-on upgrade revenues.

Our strong market share position is enhanced and maintained with the offering of key post-processing software packages. Approximately 100 different accessories are available to customize the product to a wide range of imaging and measurement applications. Customers are supported through the ITC®, our Infrared Training Center, which provides comprehensive training, certification and applications engineering from several FLIR locations or at the customer's site.

During 2002, Thermography launched completely new products for its core and emerging markets. The new product families are called ThermaCAM® P-Series, ThermaCAM® S-Series, and ThermaCAM® E-Series.

ThermaCAM® P-Series

FLIR is the world leader in the design and sale of high-end Thermography systems. The P-Series line of hand-held thermal imaging and measurement systems, introduced in March of 2002, sets the new standard for high performance hand-held thermal imaging and measurement systems in the market today. Designed for the professional thermographer, the P-Series line of Thermography cameras provide for accurate temperature measurement of objects from –40°C to +2000°C. The imager is packaged in a camcorder-like aluminum housing weighing less than five pounds. The system features numerous automated features, offering one-hand, point and shoot operation and offers significantly enhanced sensitivity, improved data connectivity, automatic report generation, auto focus and an innovative new product design that incorporates a detachable color LCD display. The ThermaCAM series cameras have applications across all commercial thermography market segments, including predictive and preventive maintenance of electrical, mechanical and building HVAC systems, locating and repairing defective power transmission components or electrical connections, predicting the end of life of bearings in rotating machinery, preventing unscheduled downtime, evaluating the integrity or amount of insulation in a building and locating roof leaks and related damage.

ThermaCAM® S-Series

The ThermaCAM S-Series cameras are similar to the P-Series cameras except they typically incorporate high-definition cooled focal plane array sensors that offer an increased level of sensitivity, image quality and measurement precision. The S-Series cameras are designed primarily for high-end research and development applications. These systems comprise SC1000, S60, S40 and SC3000. The SC1000 utilizes a cooled platinum silicide detector and is well suited for applications in the glass, plastics and petroleum refining industries. The S60 and S40 utilize an uncooled microbolometer detector and are well suited for general research and development applications such as product thermal testing or PC board inspections. These new products also feature firewire digital output for high speed image and data transfer. The SC3000 is the world's first production quantum well infrared photodetector (QWIP) based camera and features extremely high sensitivity (0.03°C) and long-wave operation. This camera is well suited for product development applications and certain medical research applications. Two low cost research and development cameras, based on uncooled detector technology, the SC300 and SC500 products, are packaged with a Windows®-based software package that connects to the camera through a PCMCIA card interface. *Windows® is a registered trademark of Microsoft Corporation.*

ThermaCAM® E-Series

The E-Series product line of Thermography cameras, introduced in March of 2002, pioneer a new market segment for the Thermography business. The cameras, which resemble a flashlight in appearance, weigh only 1.5 pounds and feature a built-in color display, long-life battery, temperature measurement and image storage capabilities. The new cameras also enable images to be downloaded to a computer through its USB port connection, the same connection used by consumer video cameras. The E-Series products are small enough to wear on a belt in the same way electricians now carry small voltage and amp meters. This new product line is ideal for applications such as building diagnostics, electrical inspection, and veterinary evaluations in addition to predictive maintenance and process control.

ThermaCAM® Researcher

The ThermaCAM Researcher is a suite of Windows®-based analysis software and interconnect hardware for the SC series cameras. First introduced in the first quarter of 2000, this software and hardware product allows design engineers to evaluate static or dynamic thermal events and data. Information is captured and stored on standard PC memory devices and can be analyzed in real time with this software package. The product is used in applications including product development, failure analysis, pilot production monitoring and thermal management.

ThermoVision® 320 Series
ThermoVision® 160 Series

The ThermoVision 320 and 160 Series, introduced in early 1998, is a line of uncooled thermal imaging cameras for manufacturing process control and machine vision applications. The ThermoVision 320 offers high resolution 320x240 imaging and temperature measurement performance while the affordable priced ThermoVision 160 offers 160x120 imaging performance. Infrared machine vision is being rapidly accepted as an alternate means for factory automation in applications where heat is a factor. Operating as a remote controlled "smart" sensor in supervised operation or integrated into a complete control system, the ThermoVision camera transmits data on a continuous real-time basis to factory automation equipment. Using built-in intelligence, the ThermoVision can process multiple areas of interest, trigger alarms or transmit control data. A variety of flexible, high-speed and reliable digital cable, fiber-optic and wireless transmission media allow for flexible system integration with controllers, computers and vision systems. Examples of ThermoVision applications include monitoring and controlling the manufacture of metal, plastic or glass parts, where thermal properties are critical to the final product. ThermoVision sensors are used to provide the real-time feedback to assure consistent product quality.

ThermaCAM® Reporter

The ThermaCAM Reporter Suite, the latest release of which was introduced in early 2001, allows for review, analysis and processing of captured thermal images and measurement data. The software is a Windows®-based program that is easy to use and affordable. The software suite comprises three basic products: a wizard driven report writer, an Explorer-style image viewer and a stand-alone report viewer. The software is typically packaged with the ThermaCAM P- or S-Series cameras, though it is capable of operating with data gathered from other imaging products as well.

Imaging Products. In the Imaging division, we manufacture products that are sold to military, paramilitary, law enforcement, surveillance and security customers. Typically we provide "vision enhancement" capability to people who need to see in the dark, through adverse environments, or from mobile platforms. We address several key end-user segments, including airborne, ground, maritime, broadcast, industrial security, military targeting and fire service markets. For airborne applications, we have developed highly stabilized turrets ("gimbals"), which typically contain one or more of the following: an infrared imaging system, a visual camera, a laser rangefinder, a laser illuminator, a laser designator and a spotter scope. The systems typically have sophisticated embedded software providing tracking, GPS, moving maps and aircraft information. For ground applications, we manufacture three types of products: hand-held products, platform mounted products and targeting products. All ground systems have a high performance infrared camera coupled with an infrared lens system. Some units have visual cameras on board and an integrated pan and tilt capability. Platform mounted units are typically housed in a weather-tight enclosure and feature remote control capabilities. Hand-held ground products typically look like militarized camcorders and utilize commercial battery and viewfinder components, but are highly ruggedized. Targeting products are typically designed to attach to existing daylight sights to provide bore-sighted nighttime capabilities. Some targeting systems are hand-held or tripod mounted and provide detailed target location data through the use of other position sensing technologies. For maritime applications, we manufacture a mix of airborne and shipborne products. The products are similar to inverted airborne gimbals, but have a high level of customization for the marine environment. Enhancements include hermetic sealing, on-board heaters, wipers and corrosion resistant coatings. Maritime units typically incorporate infrared cameras, visual cameras and laser rangefinders.

In the broadcast market, we manufacture highly stabilized gimbals that house broadcast quality TV cameras. The product is typically mounted to an aircraft, usually a helicopter, and operated by the use of a hand controller, which remotely directs the stabilized gimbal. The broadcast camera inside the gimbal provides the video output that is then either recorded on a video recorder or down-linked to a production studio for live broadcast. These systems are widely used by television news stations and law enforcement professionals.

In the law enforcement market, we manufacture a variety of stabilized gimbal systems that typically contain both infrared and visual cameras. These systems provide high-resolution imagery, day or night, for covert surveillance, public safety and search and rescue applications. The systems are typically mounted to a helicopter and greatly enhance the capabilities of officers during night operations.

Star SAFIRE™

First introduced in June 1998, the Star SAFIRE is a 3-axis gyro-stabilized, 360 field-of-view thermal imaging system incorporating third generation focal plane array detector technology. Manufactured to military standards and using three fields of view, the system provides extended detection range capability and visually advanced imagery. The system permits multiple optical payloads in addition to the infrared detector, including a TV camera with a zoom lens for daylight operations, laser rangefinder, laser illuminator or laser designator. Examples of Star SAFIRE applications include the detection of vehicles, ships or planes transporting illegal narcotics, and search and rescue for individuals in danger or distress, maritime patrol and reconnaissance missions.

Star SAFIRE™ II

Introduced in April of 1999, the Star SAFIRE II is an enhanced evolution on the Star SAFIRE. The system features improved performance through the use of a military qualified 5-axis gyro-stabilized gimbal and a micro-scanned indium antimonide third generation focal plane array detector. Featuring a 30% increase in infrared magnification, the system provides an extended detection range capability offering greater mission safety and effectiveness. The system also permits multiple optical payloads in addition to the infrared detector, including a TV camera with a zoom lens for daylight operations, laser rangefinder, laser illuminator or laser designator. Examples of Star SAFIRE II applications include search and rescue, maritime patrol, unmanned air vehicles (UAV), reconnaissance missions, border and coastal surveillance and target identification and designation.

Star-Q™

The Star-Q system, first introduced in the second quarter of 2001, is a digital airborne system with a high-performance long-wave focal plane array sensor, based on quantum well infrared photodetector (QWIP) technology. The unit represents the first long-wave Gen-III system on the market, and offers distinct advantages in certain cold weather and fire fighting applications. The unit's 4-axis gyro-stabilized gimbal typically contains a three field-of-view infrared QWIP imager, 3-CCD color TV camera and high power spotter scope. The STAR-Q is a commercially developed, military qualified (CDMQ) product, which is available for commercial off-the-shelf (COTS) delivery into military and paramilitary programs. It has already been selected by the United Kingdom Ministry of Defense and the Swiss Air Force for specific programs.

ThermoVision® 2000

The ground-based ThermoVision 2000, first introduced in the second quarter of 2001, is a fixed- or tripod-mounted thermal imaging system that can detect small objects at 10 or more kilometers away under extreme environmental conditions, day or night. The system utilizes the QWIP-based thermal sensor from the STAR-Q system and thus represents the first Gen-III long-wave focal plane array system to the market. The system features mission specific optical configurations and a highly ruggedized enclosure. Capable of remote operation, the system has on-board image processing capabilities, which enhance target detection and identification. Examples of ThermoVision 2000 applications include perimeter security of military bases and sensitive government installations or buildings.

ThermoVision® Sentry

The ground-based ThermoVision Sentry, first introduced in the fourth quarter of 1998, is the first fixed- or tripod-mounted thermal imaging system featuring uncooled detector technology. Using this technology, this system can operate unattended for very long periods of time without maintenance. The system incorporates a sophisticated pan and tilt mechanism that has highly accurate, high speed pointing capability and automated scanning functions. Designed for automated perimeter or facility surveillance, the system has on-board image alarm functions and bi-directional remote communication capabilities. A lower cost version of this product was developed in the first quarter of 2001. This version, the Sentry POD, eliminates the pan and tilt mechanism and allows security system integrators to use their own pan and tilt systems and enclosures. The Sentry POD was selected by the US Border Patrol for the ISIS border surveillance program in 2001. Examples of ThermoVision Sentry applications include perimeter security of high value or high security environments, border patrol and coastal surveillance applications.

SeaFLIR™

The SeaFLIR, developed under the US Navy "MarFLIR" contract and introduced in the second quarter of 1999, is an inverted stabilized 9" gimbal infrared imaging system designed specifically for the marine environment. Able to withstand significant shock, vibration, and sea-spray, the SeaFLIR is hermetically sealed and contains an on-board de-icing system. The system incorporates a high performance indium antimonide infrared focal plane array sensor with a 10x continuous zoom lens, a laser rangefinder and an auto-tracker. This system is designed to be mounted on a mast, wheelhouse or a weapons platform. Examples of SeaFLIR applications include foul weather navigation, anti-piracy, search and rescue, mine detection and collision avoidance.

MilCAM™ Family

The MilCAM system, introduced in 1997, is a high performance hand-held infrared imaging system designed for tactical use by military, paramilitary and law enforcement agencies engaged in long-range surveillance, target observation, artillery observation/fire correction, perimeter security and border surveillance. The system offers high-resolution imaging in total darkness, through smoke, haze and other obscurants. Small and lightweight, the system uses off-the-shelf batteries and weighs less than 5 pounds. Currently available in three models, the MilCAM LE (1997), XP (1999) and Recon (2001), the MilCAM line leads the market in small size, low power and long-range capabilities. The

MilCAM LE features a cooled platinum silicide detector and is designed for law enforcement applications. The MilCAM XP features a high performance indium antimonide detector offering detection beyond 5 kilometers. The MilCAM Recon is the next generation of the MilCAM XP. Utilizing a larger detector, new electronics and new packaging, the Recon has improved range and definition as compared to prior models. Examples of MilCAM applications include perimeter security, coastal surveillance, special operations, police surveillance and search and rescue.

Ranger™

The Ranger, introduced in the first quarter of 2000, is a high performance fixed mount infrared imaging system designed for tactical use by military, paramilitary and law enforcement agencies engaged in long-range surveillance, target observation, artillery observation/fire correction, perimeter security and border surveillance. The system offers high-resolution imaging in total darkness, through smoke, haze and other obscurants. Small and lightweight, the system can be rapidly deployed on a tripod or in an affixed installation. The system features remote control, integrated pan and tilt and very long-range performance.

UltraMedia™ III

The UltraMedia III, introduced in the second quarter of 1999, is a high-resolution, high stabilization electronic news gathering system for airborne use. Utilizing the latest broadcast camera technology, the UltraMedia III offers industry leading magnification and stability. The hermetically sealed gimbal is small and lightweight and has been certified for use on most commercial helicopters. The UltraMedia series electronic news gathering products are the most widely used airborne camera systems in the world today.

UltraMedia™ LE

The UltraMedia LE, introduced in the fourth quarter of 1999, is a compact digital lowlight surveillance system that delivers similar performance to the UltraMedia III systems, but also adds extreme low-light imaging capability providing covert surveillance capabilities at night. The product was developed to meet the needs of federal, state and local law enforcement agencies desiring covert observation capabilities at extreme standoff distances.

FireFLIR® 130

The FireFLIR 130, introduced in the second quarter of 2001, is a lightweight, hand-held, thermal imaging system for fire fighting applications. Weighing about 5 pounds, the FireFLIR incorporates an uncooled microbolometer detector that delivers crisp, high-resolution monochrome and color images. The system's unique design allows it to be used as a crawling aid during attack and rescue missions. The system features automated capabilities for locating hot spots in walls and determining the temperature of objects in the scene. An optional microwave transmitter sends the video signal to a remote location for other crewmembers to view. The FireFLIR 130 is sold in the US through Scott Health and Safety.

Ultra 7000™
Ultra 7500™

The Ultra 7500, first introduced in the third quarter of 2001, is an evolution of FLIR's successful Ultra 7000 airborne gimbal-mounted, dual imaging system. The new system incorporates a high-resolution, state-of-the-art indium antimonide infrared imaging detector and a higher performance color CCD TV camera. Other new features include a laser pointer option, infrared auto-focus, improved graphic display and an updated hand controller. At 9" in diameter and 26 pounds, the Ultra 7500 is the smallest and lightest high performance dual system available. Industry-leading features include a continuous zoom infrared lens, built-in auto-tracking capability, GPS annotation and ergonomic hand controller. The system is designed primarily for law enforcement applications where the continuous zoom and auto-tracker aid in keeping suspects in the field of view. The system's small size and light weight make it attractive for use on smaller, less expensive helicopters which are typically used by US law enforcement agencies. The system is also available as the MicroSTAR II with a reduced size electronics set, remote control capabilities and optimized stabilization for use in unmanned aircraft applications.

UltraForce™ II

The UltraForce, introduced in the fourth quarter of 2000, is a high performance multi-sensor gyro-stabilized gimbal system designed for law enforcement or paramilitary use. The system incorporates a high performance, cooled infrared imaging sensor, utilizing QWIP technology, together with a high-resolution 3-chip CCD TV camera capable of imaging in moderately low light conditions. This product represents the first long-wave focal plane array based gimbal in the commercial market. Features include triple infrared fields-of-view, 54X TV image magnification and high magnification spotter scope or laser rangefinder. Targeted at higher-end law enforcement agencies flying larger twin-engine helicopters, the UltraForce II is the premier law enforcement product available today.

ThermoVision® FTI

The ThermoVision FTI, first introduced in early 2002 is a third-generation thermal imager based on QWIP technology. The system is a militarized hand-held or tripod-mounted thermal imager designed for use by forward observer troops. The FTI is currently designed for integration with a Simrad LP 10 Target Locator to provide accurate target positioning but can also be used on its own as a hand-held thermal imager. FLIR is currently under contract (through Simrad Optronics) to supply the FTI system to the Swedish and Norwegian armed forces.

ThermoVision® BIRC

The ThermoVision BIRC, first introduced in late 2001, is a product that adds night capability to existing missile launching systems in use in Europe today. The BIRC system uses a cooled QWIP detector, operating in the long wave infrared band. Ideal for operation in cold climates, the BIRC system can be either troop or vehicle deployed. The BIRC can be adapted to a variety of missile systems in use today, including the Milan and TOW missiles.

SnipIR™

The SnipIR, first launched in early 2001 is a clip-on infrared device that adds night capability to a standard sniper day-scope. The system uses a cooled indium antimonide detector and provides precise targeting capability with a matched field of view seen through the day scope of the rifle. An innovative image fusion mode allows the operator to blend infrared and daylight images for maximum target discrimination. The SnipIR is currently is used by US and foreign special forces.

MilCAM™ SeeSpot III

The MilCAM SeeSpot III, first introduced in the second half of 2001 is a hand-held dual-band infrared imaging system that allows military personnel to identify targets at long range and then also validate the location of laser designator spot locations on the targets. The SeeSpot III is the smallest and lightest product with this capability and eliminates the need of carrying separate devices for infrared imaging and laser spot identification. The SeeSpot III is currently in use by US Special Forces.

Customers

The primary customers for our products include domestic and foreign government agencies, including military, paramilitary and police forces, original equipment manufacturers, commercial manufacturers, research and development facilities, universities, utility companies, news gathering agencies and various commercial enterprises.

Our customers are located around the world and are serviced by a global distribution organization covering more than 60 countries. A substantial portion of our revenue is derived from sales to US and foreign government agencies and our business will continue to be substantially dependent upon such sales. No sales to a single agency of the US Government accounted for more than 10% of our revenue last year, but aggregate sales to US Government agencies accounted for 24.7% of our revenue for 2002. Financial information about geographic operations and customers appears in Note 13 to the Consolidated Financial Statements in Item 8.

Sales, Distribution and Customer Service

We believe that our sales and marketing organization is the largest in the industry and effectively covers the world with a combination of direct sales, independent representatives and distributors, application engineers, service and training centers. Our Thermography and Imaging products are highly technical and have distinct characteristics and functionality. Our sales and service personnel undergo a comprehensive training program to educate them as to the technical aspects of the products as well as familiarize them with product applications. We also continuously update our training programs to incorporate technological and competitive shifts and changes.

We have distinct sales channels for industrial, airborne, ground, maritime, broadcast and fire service customers. We sell our Thermography products worldwide through a direct sales staff of more than 100 people and a network of nearly 100 distributors (many with multiple offices) and representatives, each with an exclusive right to sell our products in a defined geographic area. We sell our Imaging products through a direct sales staff of approximately 60 people and 50 independent representatives and distributors covering all major markets worldwide. Included in this total are technical and customer support staff in the United States and Europe who provide application development, technical training and operational assistance to direct and indirect sales personnel as well as to customers.

Additionally, we maintain service facilities at our factories in Portland, Oregon; N. Billerica (Boston), Massachusetts; Danderyd (Stockholm), Sweden; and West Malling (London), United Kingdom; and at our locations in Antwerp, Belgium; Frankfurt, Germany; Toronto, Canada; Paris, France; and Milan, Italy. Each of our service facilities has the capability to perform the complex calibrations required to service commercial thermal imaging systems. We employ more than 30 people worldwide in our service organizations. We also maintain limited service capability in three additional foreign locations under the direction of our independent representatives or distributors. Our product marketing involves internet promotion, advertising, direct mail, press tours, technical articles for publications and participation in approximately 100 trade shows per year.

Backlog

At December 31, 2002 and 2001, we had an order backlog of $92 million and $82 million, respectively. Backlog is defined as orders received for products or services for which a sales agreement is in place and delivery is expected within twelve months. Backlog may not be indicative of revenue for any future periods because our sales to Thermography customers are generally made pursuant to purchase orders rather than long-term contracts and, accordingly, the Thermography backlog at any given time is for immediate shipments. In addition, the backlog for the Imaging business is heavily dependent upon the timing of receipt of government contracts that may have multiple year delivery schedules. Furthermore, delivery schedules are frequently revised to accommodate changes in customer needs. Although orders received by us are generally subject to cancellation, in the case of most orders included in backlog, the customer is generally obligated to pay certain costs and/or penalties for cancellation.

Manufacturing

We manufacture many of the critical components for our products, including gimbals, optics, certain detectors and high-speed motors, which minimizes lead times, facilitates prompt delivery of our products, controls costs and ensures that these components satisfy our quality standards. We purchase other parts pre-assembled, including detectors, coolers, circuit boards, cables and wiring harnesses. We purchase certain key components from sole or limited source suppliers. Accordingly, we could experience late deliveries or a scarcity in the supply of some of these components.

Our manufacturing operations are, from time to time, audited by certain of our OEM customers, which include several major aircraft manufacturers, and have been certified as meeting their quality standards. Our facilities in Boston, Portland, Stockholm and London are ISO 9000 certified.

Competition

Competition in the market for thermal imaging equipment is significant. We believe that the principal competitive factors in our market are performance, cost, customer service, product reputation and effective marketing and sales efforts. Our competitors are different in each market segment. In the Thermography market, principal competitors include Raytheon Company, NEC San-Ei, Nippon Avionics Co., Ltd, Mikron Instruments and Indigo Systems. In the Imaging market, we compete with BAE Systems, Wescam Ltd., Lockheed Martin Corp., The Boeing Company, El-Op, Sagem and Thales. Many of these competitors have substantially greater financial, technical and marketing resources than we do.

Proprietary Rights

Our ability to compete successfully and achieve future revenue growth will depend in part on our ability to protect our proprietary technology and operate without infringing the rights of others. We rely on a combination of patent, trademark and trade secret laws, confidentiality agreements and contractual provisions to protect our proprietary rights. However, we believe that our historical success has been primarily a function of other competitive advantages such as the skill and experience of our employees, our worldwide, multi-channel sales, distribution and servicing network and our name recognition and quality products. Because intellectual property protection does not necessarily represent a barrier to entry into the thermal imaging industry, we cannot be certain or give any assurance that we can maintain this competitive advantage or that competitors will not develop similar or superior capabilities.

Employees

As of December 31, 2002, we had 480 employees in the United States and 358 employees outside of the United States. We have been generally successful in attracting highly skilled technical, marketing and management personnel to date. None of our employees in the United States are represented by a union or other bargaining group. Employees in Sweden are represented by unions. We believe our relationships with our employees and unions are good.

Available Information

Our internet website address is www.flir.com. Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 are available through our internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Our internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

ITEM 2. PROPERTIES

We lease facilities under various operating leases that expire in 2004 through 2006. The leases call for fixed monthly payments over their term. The following summarizes our primary leased facilities:

Location	Lease Expiration Date	Square Feet
FLIR Systems, Inc.—Portland, Oregon	2005	74,546
FLIR Systems AB—Danderyd, Sweden	2004	75,783
FLIR Systems AB—Danderyd, Sweden	2005	39,812
FLIR Systems, Inc.—N. Billerica, Massachusetts	2005	102,000
FLIR Systems International Ltd.—West Malling, United Kingdom	2006	14,500
FLIR Systems Ltd.—Toronto, Canada	2005	4,161
FLIR Systems S.A.R.L.—Paris, France	2005	3,497
FLIR Systems GmbH—Frankfurt, Germany	2004	4,315
FLIR Systems s.r.l.—Milan, Italy	2004	3,228
FLIR Systems AB—Brussels, Belgium	2006	4,164
FLIR Systems AB—Hong Kong	2004	2,316

ITEM 3. LEGAL PROCEEDINGS

On June 8, 2000, the Securities and Exchange Commission (the "SEC") issued a formal order of investigation of the Company and certain officers, directors, employees and other individuals presently and formerly associated with the Company to determine whether any violations of the federal securities laws occurred during 1998 and 1999. The investigation relates to the Company's revenue recognition policies, accounting controls, financial reports and other public disclosures during that time period.

Pursuant to an offer of settlement submitted by the Company, on September 30, 2002, the SEC instituted and simultaneously settled a proceeding against the Company under Section 8A of the Securities Act of 1933 (the "Securities Act") and Section 21C of the Securities Exchange Act of 1934 (the "Exchange Act"). Without admitting or denying the allegations of the SEC's order, the Company agreed to the entry of an order requiring that it cease and desist from committing or causing any violations and any future violations of the antifraud provisions of the Securities Act and the antifraud, periodic reporting, record keeping and internal control provisions of the federal securities laws set forth in Section 17(a) of the Securities Act and Sections 10(b), 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and Rules 10b-5, 12b-20, 13a-1 and 13a-13 thereunder. The Company incurred no financial fine or penalty under the terms of settlement.

The SEC's order states that the Company materially overstated its earnings before income taxes for each of the quarters of 1998 and 1999 as well as for fiscal year 1998, and that the Company's revenue recognition practices resulted in material misstatements and omissions in the financial statements contained in the Company's Annual Report on Form 10-K as originally filed for the year ended December 31, 1998 and the Company's Quarterly Reports on Form 10-Q as originally filed for each of the first three quarters of both 1998 and 1999. In 2000 and 2001, the Company restated its financial statements for 1998 and 1999. No further restatements of the Company's financial statements are required by the order, and the Company does not expect that the entry of the order will have a material adverse impact on its financial condition or results of operations.

The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. In accordance with Statement of Financial Accounting Standards No. 5 "Accounting for Contingencies," the Company makes a provision for a liability when it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management believes it has recorded adequate provisions for any probable and estimable losses. While the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's financial position, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the quarter ended December 31, 2002.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The common stock of FLIR Systems, Inc. has been traded on the Nasdaq National Market System since June 22, 1993, under the symbol "FLIR." The following table sets forth, for the quarters indicated, the high and low closing sales price for the Company's common stock as reported on the Nasdaq National Market System.

	2002		2001	
	High	Low	High	Low
First Quarter	$58.64	$37.90	$ 8.97	$ 4.41
Second Quarter	51.58	38.00	25.03	8.06
Third Quarter	42.80	34.99	41.03	21.45
Fourth Quarter	48.98	28.22	47.32	34.34

At December 31, 2002, there were approximately 161 holders of record of our common stock and 17,299,574 shares outstanding. We have never paid cash dividends on our common stock. We intend to retain earnings for use in our business and, therefore, do not anticipate paying cash dividends in the foreseeable future.

Information with respect to equity compensation plans is included under "Equity Compensation Plan Information" in the Company's definitive proxy statement for its 2003 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with Item 7. "Management Discussion and Analysis of Financial Condition and Results of Operations" and Item 8. "Financial Statements and Supplementary Data."

	Year Ended December 31,				
	2002	2001	2000(1)	1999(2)	1998
	(in thousands, except per share amounts)				
Statement of Operations Data:					
Revenue	$261,080	$214,373	$186,357	$178,556	$177,254
Cost of goods sold	124,060	97,541	104,116	123,228	87,384
Gross profit	137,020	116,832	82,241	55,328	89,870
Operating expenses:					
Research and development	26,892	27,235	29,150	29,443	26,958
Selling, general and administrative	59,951	52,285	63,916	62,899	53,045
Combination costs	—	—	—	9,301	—
Total operating expenses	86,843	79,520	93,066	101,643	80,003
Earnings (loss) from operations	50,177	37,312	(10,825)	(46,315)	9,867
Interest expense and other income, net	1,284	8,569	11,504	5,771	4,471
Earnings (loss) before income taxes	48,893	28,743	(22,329)	(52,086)	5,396
Income tax provision	7,334	2,809	3,725	2,295	1,806
Net earnings (loss)	$ 41,559	$ 25,934	$ (26,054)	$ (54,381)	$ 3,590
Net earnings (loss) per share:					
Basic	$ 2.47	$ 1.73	$ (1.80)	$ (3.82)	$ 0.28
Diluted	$ 2.33	$ 1.62	$ (1.80)	$ (3.82)	$ 0.27
Balance Sheet Data:					
Working capital	$121,479	$ 69,440	$ 68,419	$ 4,481	$ 70,011
Total assets	233,822	185,038	166,991	196,487	233,855
Short-term debt	—	23,954	18,819	82,331	42,638
Long-term debt, excluding current portion	—	—	75,485	1,497	19,296
Total shareholders' equity	172,327	104,848	29,025	56,219	109,874

(1) During 2000, we recorded one-time pre-tax charges of $20.5 million primarily related to streamlining our manufacturing and corporate operations. The charges include $9.0 million related to eliminating older or lower margin products, $8.8 million related to cost accumulations and asset valuations that have been written off as a result of these operational changes and $2.2 million for workforce reductions and related costs. We also recorded a charge of $0.5 million related to the settlement of the class action lawsuit. These charges are reflected in cost of goods sold for $13.3 million, operating expenses for $7.0 million, and other expenses of $0.2 million.

(2) In connection with the merger with Inframetrics, Inc., which was effective on March 30, 1999, we recorded one-time pre-tax charges of $34.6 million. The charges consisted of $25.3 million of inventories, which is included in cost of goods sold, due to the elimination of duplicative product lines, and $9.3 million of transaction related costs, which are reported as combination costs. This merger was accounted for as a pooling of interests.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

FLIR was founded in 1978, originally providing infrared imaging systems that were installed on vehicles for use in conducting energy audits of neighborhoods by helping to determine whether there was any abnormal leakage of heat coming from the doors, windows, walls and roofs of each house. As demand for that application declined, the Company began to focus on other applications and markets for its technology, in particular, designing and selling stabilized thermal imaging systems for aircraft used by law enforcement. Since then, the Company has continued to develop thermal imaging products for a growing number of applications and has now become one of the world leaders in the design, manufacture and marketing of thermal imaging and stabilized camera systems for a wide variety of applications in the commercial, industrial and government markets. Over the years, due to its growth, the Company has experienced significant changes in its structure and operations and our business is now organized around two principal business segments, Thermography and Imaging.

The Thermography market primarily consists of the use of hand-held thermal imaging systems that can detect and measure minute temperature differences, which is useful for a wide variety of commercial applications. These applications fall into four basic categories: predictive maintenance (also known as condition monitoring), research and development, process control and monitoring, and product development. In this market, there has been significant transition as we phased out many products utilizing older infrared detector technology called "cooled" technology and focused on those products that utilize a newer, less expensive detector technology known as "uncooled" technology. Our Thermography products are produced at our facility in Sweden.

The Imaging market primarily consists of the use of infrared imaging cameras that are incorporated into highly stabilized turrets, which we call gimbals, for use on helicopters, fixed-wing aircraft, and all types of ships. In addition, we also manufacture ground-based and hand-held systems. We also make products specifically developed for firefighters. Applications for our Imaging products include search and rescue, navigation safety, drug interdiction, law enforcement support, maritime and border patrol, surveillance and reconnaissance, perimeter security and firefighting. Our Imaging products are primarily produced at our Portland and Boston facilities.

We continue to enhance our state-of-the-art products within both markets, as well as develop products for new market applications that use advanced thermal imaging technologies. For example, uncooled detector technology now used in our Thermography systems enable these systems to operate at room temperature, allowing for systems that are less expensive, smaller, lighter, and more energy efficient. Additionally, we are developing image analysis software tools that enhance the capability of our Thermography products. As hardware prices decline, the sophistication of image analysis software and the incremental functionality provided by such analysis tools are expected to become a more important component of Thermography systems. For our Imaging products, we have begun to utilize a new type of cooled infrared detector technology called quantum well infrared photodetector, or QWIP. QWIP provides for superior resolution yet is less expensive to produce. In addition, we are continually improving the stabilization of our airborne systems and offering additional imaging options, such as CCD TV cameras, laser rangefinders and laser designators.

International revenue accounted for approximately 44.0%, 47.0% and 48.4% of our revenue in 2002, 2001 and 2000, respectively. We anticipate that international sales will continue to account for a significant percentage of revenue. With the production and distribution of our Thermography products in Sweden contributing a large volume of sales denominated in foreign currencies, we have exposure to foreign exchange fluctuations and changing dynamics of foreign competitiveness based on variations in the value of the US dollar relative to other currencies.

The Company typically experiences longer payment cycles on its international sales, which can have an adverse impact upon the Company's liquidity. In addition, substantial portions of the Company's operations are conducted outside the United States, particularly in Sweden. International sales and operations may be subject to risks such as the imposition of governmental controls, export license requirements, restrictions on the export of critical technology, political and economic instability, trade restrictions, labor union activities, changes in tariffs and taxes, difficulties in staffing and managing international operations, and general economic conditions.

The Company experiences fluctuations in orders and sales due to seasonal variances and customer sales cycles, such as the seasonal pattern of contracting by the US and certain foreign governments, the frequent requirement by international customers to take delivery of equipment prior to the end of December due to funding considerations, and the tendency of commercial enterprises to fully utilize annual capital budgets prior to expiration. Such events have resulted and could continue to result in certain fluctuations in quarterly results in the future. As a result of such quarterly fluctuations in operating results, the Company believes that quarter-to-quarter comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, bad debts, inventories, goodwill impairment, warranty obligations, contingencies and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Senior management has discussed the development, selection and disclosure of these estimates with the Audit Committee of the Company's Board of Directors. We believe the following critical accounting policies and the related judgments and estimates affect the preparation of our consolidated financial statements.

Revenue recognition. Our policy is to recognize revenue upon delivery of the product to the customer, passage of title to the customer as indicated by the shipping terms and fulfillment of all significant obligations, pursuant to guidance provided by Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), issued by the Securities and Exchange Commission.

We design, market and sell our products as standard, off-the-shelf products. Many of our Imaging customers, particularly those who use our airborne systems, request different system configurations, based on standard options or accessories that we offer. In general, our revenue arrangements do not involve acceptance provisions based upon customer specified acceptance criteria. In those limited circumstances when customer specified acceptance criteria exist, revenue is deferred until customer acceptance if we cannot demonstrate the system meets those specifications prior to shipment. For any contracts with multiple elements (i.e., training, installation, additional parts), we recognize revenue only after we have determined that all elements essential to the functionality of the system have been delivered. Any undelivered items not considered essential to functionality, are deferred at their estimated fair value. Judgments are required in evaluating the credit worthiness of our customers. Credit is not extended to customers and revenue is not recognized until we have determined that the risk of uncollectibility is minimal.

Allowance for doubtful accounts. Our policy is to maintain allowances for estimated losses resulting from the inability of our customers to make required payments. Credit limits are established through a process of reviewing the financial history and stability of each customer. Where appropriate, we obtain credit rating reports and financial statements of the customer when determining or modifying their credit limits. We regularly evaluate the collectibility of our trade receivable balances based on a combination of factors. When a customer's account balance becomes past due, we initiate dialogue with the customer to determine the cause. If it is determined that the customer will be unable to meet its financial obligation to us, such as in the case of a bankruptcy filing, deterioration in the customer's operating results or financial position or other material events impacting their business, we record a specific allowance to reduce the related receivable to the amount we expect to recover given all information presently available.

We also record an allowance for all other customers based on certain other factors including the length of time the receivables are past due and historical collection experience with individual customers. As of December 31, 2002, our accounts receivable balance of $55.8 million is reported net of allowances for doubtful accounts of $1.4 million. We believe our reported allowances at December 31, 2002, are adequate. If the financial conditions of those customers were to deteriorate, however, resulting in their inability to make payments, we may need to record additional allowances that would result in additional selling, general and administrative expenses being recorded for the period in which such determination is made.

Inventory reserves. As a designer and manufacturer of high technology infrared systems, we are exposed to a number of economic and industry factors that could result in portions of our inventories becoming either obsolete or in excess of anticipated usage. These factors include, but are not limited to, technological changes in our markets, our ability to meet changing customer requirements, competitive pressures in products and prices, and the availability of key components from our suppliers. Our policy is to establish inventory reserves when conditions exist that suggest that our inventories may be in excess of anticipated demand or are obsolete based upon our assumptions about future demand for our products and market conditions. We regularly evaluate the ability to realize the value of our inventories based on a combination of factors including the following: historical usage rates, forecasted sales or usage, product end of life dates, estimated current and future market values and new product introductions. Purchasing requirements and alternative usage avenues are explored within these processes to mitigate inventory exposure. When recorded, our reserves are intended to reduce the carrying value of our inventories to their net realizable value. As of December 31, 2002, our inventories of $50.1 million are stated net of inventory reserves of $10.3 million. If actual demand for our products deteriorate or market conditions are less favorable than those that we project, additional inventory reserves may be required.

Goodwill impairment. The Company recorded goodwill in connection with our acquisition of AGEMA Infrared Systems AB in 1997. During the year ended December 31, 2002, we adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. We annually review goodwill for impairment to determine if events or changes in business conditions indicate that the carrying value of the asset may not be recoverable. Such reviews assess the fair value of the assets based upon our estimates of the future cash flows we expect the assets to generate within the boundary of the overall market capitalization of the Company. Our current review indicates that no adjustments are necessary for the goodwill asset, which has a carrying value of $12.5 million as of December 31, 2002. In response to changes in industry and market conditions, we may be required to strategically realign our resources in the future which could result in an impairment of goodwill.

Product warranties. Our products are sold with warranty provisions that require us to remedy deficiencies in quality or performance of our products over a specified period of time at no cost to our customers. Our policy is to establish warranty reserves at levels that represent our estimate of the costs that will be incurred to fulfill those warranty requirements at the time that revenue is recognized. We believe that our recorded liability of $3.4 million at December 31, 2002, is adequate to cover our future cost of materials, labor and overhead for the servicing of our products sold through that date. If actual product failures, or material or service delivery costs differ from our estimates, our warranty liability would need to be revised accordingly.

Contingencies. We are subject to the possibility of loss contingencies arising in the normal course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted.

Income taxes. We record our deferred tax assets at an amount that we determine is more likely than not to be realized in the future. Valuation allowances against deferred tax assets are recorded when a determination is made that the deferred tax assets are not likely to be realized in the future. In making that determination, we estimate our future taxable income based upon historic operating results and external market data. Future levels of taxable income are dependent upon, but not limited to, general economic conditions, competitive pressures, and other factors beyond our control. As of December 31, 2002, we have determined that no valuation allowance against our deferred tax assets of $34.9 million is required. If we should determine that we may be unable to realize our deferred tax assets to the extent reported, an adjustment to the deferred tax assets would be charged to income in the period such determination is made.

Results of Operations

The following table sets forth for the indicated periods certain items as a percentage of revenue.

	Year Ended December 31,		
	2002	2001	2000(1)
Revenue	100.0%	100.0%	100.0%
Cost of goods sold	47.5	45.5	55.9
Gross profit	52.5	54.5	44.1
Operating expenses:			
Research and development	10.3	12.7	15.6
Selling, general and administrative	23.0	24.4	34.3
Total operating expenses	33.3	37.1	49.9
Earnings (loss) from operations	19.2	17.4	(5.8)
Interest expense	0.6	4.4	6.5
Other (income), net	(0.1)	(0.4)	(0.3)
Earnings (loss) before income taxes	18.7	13.4	(12.0)
Income tax provision	2.8	1.3	2.0
Net earnings (loss)	15.9%	12.1%	(14.0)%

(1) Excluding the one-time charges in connection with the 2000 charges related to streamlining our manufacturing and corporate operations, cost of goods sold, gross profit, operating expenses, loss before taxes and net loss would have been 48.8%, 51.2%, 46.2%, (1.0)%, and (3.0)%, respectively.

Years ended December 31, 2002, 2001 and 2000

Revenue. Revenue for 2002 totaled $261.1 million, an increase of 21.8% over the $214.4 million in revenue reported in 2001. Revenue from the Imaging business segment increased 36.1% from $122.9 million in 2001 to $167.2 million in 2002, while the Thermography business segment reported a revenue increase of 2.6% from $91.5 million in 2001 to $93.8 million in 2002. The increase in Imaging revenue was primarily due to an increase in unit volumes, particularly in our ground-based products, and the mix of shipments within our airborne product offerings. The Thermography revenue increase was due to greater unit volume shipments, primarily due to the market acceptance of our new E-Series products, offset by the lower prices associated with the E-Series products and reductions in capital spending by our customer base which impacted our higher priced Thermography products.

Revenue increased 15.0% from $186.4 million in 2000 to $214.4 million in 2001. The increase was primarily due to the increased sales of the Company's Imaging products, as revenue from that business segment increased 23.9% from $99.2 million in 2000 to $122.9 million in 2001. The revenue increase was experienced across most of the Imaging product lines. Thermography revenue increased 5.0% from $87.1 million in 2000 to $91.5 million in 2001. These increases in revenue were due to an increase in unit volumes attributable to the growth in the number of applications for infrared technology and the ability of our products to meet those applications, in addition to price increases we implemented late in 2000.

International revenue in 2002 totaled $114.8 million, representing 44.0% of revenue. This compares to international revenue in 2001 which totaled $100.7 million, representing 47.0% of revenue, and $90.2 million, or 48.4% of revenue, in 2000. While the sales mix between domestic and international sales may fluctuate slightly in any one year, we anticipate the mix to be approximately 50% domestic and 50% international on a long-term basis.

Gross profit. As a percentage to revenue, gross profit in 2002 was 52.5% compared to 54.5% in 2001. The decrease in gross profit percentage was primarily due to the change in relative mix of revenue from our business segments. We historically experience higher gross margins in our Thermography business than in our Imaging business. In 2002, Imaging revenue represented 64.1% of our total revenue compared to 57.3% of total revenue in 2001. We believe that the gross margins within both of our business segments are representative of margins that the Company will be able to realize on an on-going basis, however, the relative mix of revenue between the two business segments will continue to influence our total gross margins.

As a percentage of revenue, gross profit in 2001 was 54.5% compared to 44.1% in 2000. One-time charges taken in 2000 related to the Company's restructuring and streamlining of its operations included $13.3 million in cost of goods sold. Without these one-time charges in 2000, gross profit would have been 51.2% in 2000. The improvement in gross profit was primarily due to the price increases implemented late in 2000 and the decrease in manufacturing costs that resulted from the restructuring of operations that occurred in 2000, including the elimination of older and lower margin products.

Research and development. Research and development expenses were $26.9 million during 2002 compared to $27.2 million in 2001. While, as a percentage of revenue, research and development expenses decreased from 12.7% in 2001 to 10.3% in 2002, we believe that spending levels are sufficient to support the development of new products and the continued growth of the business. We expect research and development expenses to represent 10% to 12% of our revenue on a long-term basis.

As a percentage of revenue, research and development expenses decreased from 15.6% in 2000 to 12.7% in 2001. In absolute dollars, research and development expenses decreased from $29.2 million in 2000 to $27.2 million in 2001. Research and development expenses for 2000 included $3.1 million in one-time charges related to cost accumulations, asset valuations, workforce reductions and other costs associated with the Company's efforts to restructure and streamline its operations in 2000. Without these charges, research and development expenses in 2000 would have been $26.1 million or 14.0% of revenue.

Selling, general and administrative expenses. Selling, general and administrative expenses increased from $52.3 million, or 24.4% of revenue, in 2001 to $60.0 million, or 23.0% of revenue, in 2002. The increase in spending was primarily due to the increase in selling and marketing expenses arising from the general business and revenue growth during 2002, partially offset by a reduction of $1.1 million in expenses from 2001 to 2002 related to the discontinuance of the amortization of goodwill in 2002. We anticipate selling, general and administrative expenses to continue to represent 22% to 24% of our revenue in the future.

Selling, general and administrative expenses decreased from $63.9 million, or 34.3% of revenue, in 2000 to $52.3 million, or 24.4% of revenue, in 2001. The expenses in 2000 include one-time charges of $3.9 million associated with Company's streamlining of its operations in that year. Without those charges, selling, general and administrative expenses would have been $60.0 million or 32.2% of revenue in 2000. The decrease in selling, general and administrative expenses was primarily due to the one-time charges taken in 2000, the reduction in expense levels as result of the restructuring actions in 2000, and reductions in certain administrative expenses, such as legal and audit fees, that were abnormally high in 2000.

Interest expense. Interest expense totaled $1.7 million, $9.4 million, and $12.0 million for the years ended 2002, 2001 and 2000, respectively. The decrease in interest from 2001 to 2002 was due primarily to the reduction in debt as the Company was able to use cash from operations and the proceeds from its December 2001 secondary stock offering to repay its outstanding debt. The Company's outstanding indebtedness under its primary credit agreement declined from $89.9 million at the beginning of 2001 to $19.9 million at the end of 2001 and was paid in full in February 2002. The decline from 2000 to 2001 was due to the debt payments during 2001 and a slightly lower average interest rate in 2001 due to the reductions in prime lending rates during the year and reductions in rates provided under the credit agreement based on the level of principal payments made in 2001. Interest expense for 2002, 2001 and 2000 also includes expenses associated with the Company's interest rate swap agreements in the amounts of $1.0 million, $2.2 million and $1.4 million, respectively. The swap agreements were settled during 2002.

Income taxes. The Company's income tax provision was $7.3 million, $2.8 million and $3.7 million in 2002, 2001 and 2000, respectively. The mix in taxable income between the Company's US and foreign operations in each of these years and the expected utilization of the Company's deferred tax assets significantly impacted the recording of the tax provisions. In 2002, 2001 and 2000, the tax provision primarily represented taxes provided on income generated by the Company's foreign subsidiaries, principally in Sweden, and state income taxes in the US. In 2000, the Company did not recognize a federal tax benefit on losses in the United States due to the inability to carry such losses back to prior years. Accordingly, valuation allowances were recorded against the deferred tax assets associated with the net operating loss carryforwards ("NOLs"). In 2002 and 2001, the Company was able to recognize those previously unrecognized loss benefits.

At December 31, 2002, the Company had US NOLs totaling $66.5 million which expire in the years 2019 through 2021. Additionally, the Company has various US tax credits available aggregating $4.3 million, which expire in the years 2007 through 2021. The Company has generated deductions of US taxes related to the exercise of stock options that have served to offset the reductions in its NOLs. The utilization of these stock option exercise deductions is accounted for as a direct increase in additional paid-in capital rather than as a reduction in the Company's tax provision.

Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" requires that the tax benefits described above be recorded as assets to the extent that management assesses the utilization of such assets to be "more likely than not;" otherwise, a valuation allowance is required to be recorded. Based on this guidance, management believes that the deferred tax assets of $34.9 million reflected on the December 31, 2002 consolidated balance sheet, is realizable based on future forecasts of taxable income over a relatively short time horizon and has not recorded a valuation allowance.

Future levels of taxable income are dependent upon general economic conditions, including but not limited to continued growth of the Thermography and Imaging markets, competitive pressures on sales and gross margins, successful implementation of tax planning strategies, and other factors beyond the Company's control. No assurance can be given that sufficient taxable income will be generated for full utilization of the deferred tax assets. Accordingly, the Company may be required to record a valuation allowance against the deferred tax assets in future periods if its future forecasts of taxable income are not achieved.

Liquidity and Capital Resources

At December 31, 2002, the Company had $46.6 million in cash compared to $8.4 million in total borrowings net of cash on hand at December 31, 2001. The Company had no borrowings outstanding at December 31, 2002. The Company was able to reduce its borrowings through cash provided by operating activities.

Cash provided by operating activities in 2002 totaled $55.0 million compared to $27.7 million in 2001. Cash provided by operating activities in 2002 was primarily due to net earnings, reductions in accounts receivable and an increase in accrued liabilities offset by an increase in inventories and a reduction in accounts payable. Cash provided by operating activities in 2001 was primarily due to net earnings generated during the year and reductions in inventories offset by an increase in accounts receivable.

At December 31, 2002, the Company had accounts receivable in the amount of $55.8 million compared to $58.0 million at December 31, 2001. The decrease in the receivable balance is primarily due to an increase in collection efforts. Consequently, days sales outstanding decreased from 99 days at December 31, 2001 to 78 days at December 31, 2002. The timing of sales, particularly the recording of large quantity or higher-priced system sales, can significantly impact the calculation of days sales outstanding at any point in time.

At December 31, 2002, the Company had inventories of $50.1 million compared to $46.6 million at December 31, 2001. The increase was primarily due to the general growth in the Company's revenues. However, as we continue to manage that growth, the Company was able to improve its inventory turns from 1.9 in 2001 to 2.5 in 2002.

At December 31, 2002, the Company had prepaid expenses and other current assets of $12.7 million compared to $11.5 million at December 31, 2001. The increase was primarily due to an increase in supplier advances and certain prepaid expenses, including insurance.

At December 31, 2002, the Company had other long-term assets of $4.4 million compared to $1.9 million at December 31, 2001. The increase was primarily due to an increase in the intangible asset associated with the minimum liability for the Company's Supplemental Executive Retirement Plan.

Accrued payroll and related liabilities increased $4.6 million from $6.4 million at December 31, 2001 to $11.0 million at December 31, 2002. The increase was primarily due to the timing of annual performance bonus payments.

Pension and other long-term liabilities decreased $0.3 million, from $9.2 million at December 31, 2001 to $8.9 million at December 31, 2002. The decrease was primarily due to the settlement of the Company's interest rate swap agreements and the reclassification to shareholders' equity of a put option obligation of $1.4 million related to common stock issued for the acquisition of the Optronics Division, offset by accruals for the Company's retirement programs.

The Company's investing activities have consisted primarily of expenditures for fixed assets, which totaled $6.6 million and $4.2 million for the years ended December 31, 2002 and 2001, respectively.

On March 22, 2002, the Company entered into a new Credit Agreement with Bank of America, N.A., KeyBank, N.A., and Union Bank of California, N.A. The agreement provides for a $35 million, three-year revolving line of credit with an option for an additional $25 million during the first two years. Under the Credit Agreement, borrowings will bear interest based upon the prime lending rate of the Bank of America or Eurodollar rates with a provision for a spread over such rates based upon the Company's leverage ratio. At December 31, 2002, the interest rate ranged from 3.01% to 4.25%. The Credit Agreement contains five financial covenants that require the maintenance of certain fixed charge and leverage ratios in addition to minimum levels of EBITDA and consolidated net worth and a maximum level of capital expenditures. The Credit Agreement is collateralized by substantially all assets of the Company. At December 31, 2002, the Company had no amounts outstanding under the Credit Agreement and was in compliance with all covenants.

The Company, through two of its subsidiaries, has a 60 million Swedish Kroner (approximately $6.8 million) line of credit at 4.55% and a $2 million line of credit at 6.00% at December 31, 2002. At December 31, 2002, the Company had no amounts outstanding on these lines. The 60 million Swedish Kroner line of credit is secured primarily by accounts receivable and inventories of the applicable subsidiary and is subject to automatic renewal on an annual basis. The $2 million line of credit is secured by substantially all assets of the applicable subsidiary and is subject to renegotiation annually.

At the present, we do not have any significant capital commitments for the 2003 fiscal year. Consequently, we anticipate our cash requirements to be primarily related to the funding of our operating activities. With the cash we have recently generated by our operating activities and the additional funds available through our credit agreements, we believe we have sufficient resources available to meet our cash requirements. However, significant changes in those anticipated cash requirements or significant changes in business conditions that could negatively impact the generation of cash from operating activities could require the Company to seek additional financing from other sources. Possible changes in business conditions are discussed in more detail in the section entitled "Risk Factors" located herein.

The Company's off-balance sheet arrangements are limited to operating rents and leases on certain facilities and equipment and are expensed as incurred. As of December 31, 2002, the future annual minimal rental payments required under non-cancelable leases total $4.8 million in 2003, $4.6 million in 2004, $2.6 million in 2005, $1.1 million in 2006 and $0.8 million in 2007.

Risk Factors

In addition to the factors discussed in the Forward-Looking Statements section provided at the beginning of this Annual Report on Form 10-K, the following are important factors that could cause actual results or events to differ materially from those contained in any forward-looking statements made by or on behalf of the Company. In addition, you should know that the risks and uncertainties described below are not the only ones we face. Unforeseen risks could arise and problems or issues that we now view as minor could become more significant. If we were unable to adequately respond to any risks, our business, financial condition and results of operations could be materially adversely affected. Additionally, we cannot be certain or give any assurances that any actions taken to reduce known risks and uncertainties will work.

Fluctuations in our quarterly and annual operating results make it difficult to predict our future performance.

Our quarterly and annual operating results are likely to fluctuate in the future due to a variety of factors, some of which are beyond our control. As a result of the fluctuations in our quarterly operating results, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful and should not be relied upon as indicators of future performance. Factors that may affect our future operating results include:

- The timing, number and size of orders from, and shipments to, our customers, as well as the relative mix of those orders;
- A significant portion of our sales is made in the last month of each quarter, with sales frequently concentrated in the last week or days of the quarter;
- The timing and market acceptance of our or our competitors' new products, product enhancements or technologies;
- The timing of the release of government funds for procurement of our products;
- Changes in our or our competitors' pricing policies;
- The timing and amount of any inventory write-downs;
- Our ability to obtain sufficient supplies of critical components;
- Foreign currency fluctuations;
- Costs associated with the acquisition of other businesses, product lines or technologies;

- Our ability to integrate acquired businesses, product lines or technologies; and
- General economic conditions, both domestically and internationally.

Seasonal fluctuations in our operating results, particularly the increase in sales we generally experience every year in the fourth quarter, result from:

- The seasonal pattern of contracting by the US and certain foreign governments;
- The frequent requirement of international customers to take delivery of equipment prior to January due to funding considerations; and
- The tendency of commercial enterprises to fully utilize yearly capital budgets prior to expiration.

We have had difficulties managing our growth.

We have grown rapidly from 313 employees in 1993 to 838 employees as of December 31, 2002. Our annual revenue during that period grew from $40 million to $261 million and our operations became global in nature. In the past, we experienced problems in developing and implementing a financial reporting and controls system commensurate with the substantial growth and increased complexity of our business. We have taken a number of steps to improve our controls and systems, including the implementation of a new set of reporting and control procedures and protocols and the retention of a new executive management team and financial reporting personnel. However, if these and other measures we take are inadequate to address the growth we are continuing to experience, our business, financial condition and results of operations could be materially and adversely affected.

We are under a Cease and Desist Order from the SEC, a violation of which could harm our business.

On June 8, 2000, the Securities and Exchange Commission (the "SEC") issued a formal order of investigation of the Company and certain officers, directors, employees and other individuals presently and formerly associated with the Company to determine whether any violations of the federal securities laws occurred during 1998 and 1999. The investigation relates to the Company's revenue recognition policies, accounting controls, financial reports and other public disclosures during that time period.

Pursuant to an offer of settlement submitted by the Company, on September 30, 2002, the SEC instituted and simultaneously settled a proceeding against the Company under Section 8A of the Securities Act of 1933 (the "Securities Act") and Section 21C of the Securities Exchange Act of 1934 (the "Exchange Act"). Without admitting or denying the allegations of the SEC's order, the Company agreed to the entry of an order requiring that it cease and desist from committing or causing any violations and any future violations of the antifraud provisions of the Securities Act and the antifraud, periodic reporting, record keeping and internal control provisions of the federal securities laws set forth in Section 17(a) of the Securities Act and Sections 10(b), 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and Rules 10b-5, 12b-20, 13a-1 and 13a-13 thereunder. The Company incurred no financial fine or penalty under the terms of settlement.

The SEC's order states that the Company materially overstated its earnings before income taxes for each of the quarters of 1998 and 1999 as well as for fiscal year 1998, and that the Company's revenue recognition practices resulted in material misstatements and omissions in the financial statements contained in the Company's Annual Report on Form 10-K as originally filed for the year ended December 31, 1998 and the Company's Quarterly Reports on Form 10-Q as originally filed for each of the first three quarters of both 1998 and 1999. In 2000 and 2001, the Company restated its financial statements for 1998 and 1999. No further restatements of the Company's financial statements are required by the order, and the Company does not expect that the entry of the order will have a material adverse impact on its financial condition or results of operations. Should the Company be found to have violated the terms of Commission's order in the future, it may be subject to further enforcement action, including legal action imposing injunctive relief and assessing fines or penalties, which could have a material impact on our business.

A reduction in government purchasing or our inability to act as a US Government contractor could significantly decrease revenue.

The government procurement process is complex and highly competitive. A substantial portion of our revenue is derived from sales to US and foreign government agencies and our business will continue to be substantially dependent upon such sales. No sales to a single agency of the US Government accounted for more than 10% of our revenue last year, but aggregate sales to US Government agencies accounted for 21.7% of our revenue for 2001 and 24.7% of our revenue for 2002. Accordingly, our results of operations would be adversely impacted by governmental spending cuts and general budgetary constraints. Further, even though most of our government sales are not made for defense applications, a significant reduction in purchases of thermal imaging systems for defense applications could result in certain of our competitors committing more attention and resources to non-defense applications, thereby exposing us to greater competitive pressures in our primary markets. In addition, our ability to do business with the US Government is conditioned upon our continuing eligibility to act as a federal contractor. A significant decline in our sales to US or foreign governments or our disqualification from making such sales for any reason would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to reduce our costs quickly enough if our sales decline.

Our expense levels are based, in part, on our expectations regarding future sales, and these expenses are largely fixed, particularly in the short term. In addition, to enable us to promptly fill orders, we maintain inventories of finished goods, components and raw materials. As a result, we commit to considerable costs in advance of anticipated sales. Accordingly, we may not be able to reduce our costs in a timely manner to compensate for any unexpected shortfall between forecasted and actual sales. Any significant shortfall of sales may result in us carrying higher levels of inventories of finished goods, components and raw materials thereby increasing our risk of inventory obsolescence and corresponding inventory write-downs and write-offs. As a result, we may not carry adequate reserves to offset such write-downs or write-offs.

Our future success will depend on our ability to respond to the rapid technological change in the markets in which we compete.

The market for thermal imaging equipment is characterized by rapid technological developments and frequent new product introductions, enhancements and modifications. Our success will depend in large part on our ability to develop new technologies that anticipate changing customer requirements. We may need to make substantial capital expenditures and incur significant research and development costs to develop and introduce new products and enhancements. If we fail to timely develop and introduce new technologies, our business, financial condition and results of operations would be adversely affected. From time to time, we or our competitors may announce new products, product enhancements or technological innovations that have the potential to replace or shorten the life cycles of our products and that may cause customers to defer purchasing our existing products, resulting in inventory obsolescence.

We must successfully introduce new or enhanced products to be successful.

Our future success depends on our ability to continue to improve our existing products and to develop new products using the latest technology that can satisfy customer requirements. For example, our near-term success will depend on the continued acceptance of the Star SAFIRE Imaging product line and the P-Series and E-Series Thermography product lines, sales of which we expect to generate a substantial amount of our annual revenue. We are also investing a significant amount of our financial resources in the enhancement of some of our other existing products. We cannot be certain that we will successfully complete these enhancements within the necessary time period or that customers will accept our new products, or any future products. Our failure to complete the enhancement of these products or the failure of our current or future products to gain or maintain market acceptance could have a material adverse effect on our business, financial condition and results of operations.

Competition in the market for thermal imaging equipment is intense and our failure to compete effectively would adversely affect our business.

Competition in the markets for our products is intense. The speed with which companies can identify new applications for thermal imaging, develop products to meet those needs and supply commercial quantities at low prices to the market are important competitive factors. We believe the principal competitive factors in our markets are product features, reliability and price. Additionally, our products compete indirectly with numerous other products, such as image intensifiers and low-light cameras, for limited military and governmental funds. Finally, many of our competitors have greater financial, technical, research and development and marketing resources than we do. All of these factors result in greater challenges from our existing competitors as well as increasing competition from new competitors and require us to continue to invest in, and focus on, research and development and new product innovation. No assurance can be given that we will be able to compete effectively in the future, which would have a material adverse effect on our business, financial condition and results of operations.

Dependence on sole source and limited source suppliers of components of our products exposes us to risks that could result in delays in satisfying customer demand, increased costs and loss of revenue.

We rely on a number of sole source and limited source suppliers to provide certain key components for our products. Accordingly, we could experience a shortage in the supply of some of our components. In particular, we have a contract with BAE Systems ("BAE") for the supply of uncooled detectors for integration into our P-Series, E-Series and FireFLIR product lines. BAE is currently one of three large producers of specialized uncooled detectors. Subject to certain exceptions, the contract gives us the exclusive right to purchase uncooled detectors for use in the commercial market and a limited, non-exclusive right to purchase uncooled detectors for use in the government market. Under the contract, we have the corresponding obligation to purchase uncooled detectors solely from BAE for certain defined commercial applications. Currently, the P-Series, E-Series and other ThermaCAM series of hand-held products, ThermoVision 2000, ThermoVision Sentry and FireFLIR are our only products that use the BAE detectors. However, we intend to use uncooled detectors supplied by BAE in other products. The contract provides for the monthly delivery of a fixed number of uncooled detectors, which may be increased or decreased by us within certain limits. Our business, financial condition and results of operations could be materially and adversely affected in the event that either (i) the number of detectors delivered to us under the contract is insufficient to satisfy our requirements or (ii) we are obligated to purchase detectors in excess of the number we require. The contract covers the purchase of a fixed aggregate number of units. After expiration of the contract, we may not be able to successfully negotiate a new contract with BAE or another company for uncooled detectors. Failure by us to renew the contract or identify another source of uncooled detectors would have a material adverse effect on our business, financial condition and results of operations.

Based on past experience, we expect to occasionally receive late deliveries or to experience inadequate supplies of certain components. If the components provided by BAE or any other significant supplier were to become unavailable, our manufacturing operations would be disrupted. Unless we could identify and qualify acceptable replacement components or redesign our products with different components, we might not be able to obtain necessary components on a timely basis or at acceptable prices. Any extended interruption in the supply of sole or limited source components would have a material adverse effect on our business, financial condition and results of operations.

Our future success depends in part on attracting and retaining key senior management and qualified technical and sales personnel.

Our future success depends on the efforts and continued services of our key executives and our ability to attract and retain qualified technical and sales personnel. Significant competition exists for such personnel and we cannot assure the retention of our key technical and sales personnel or our ability to attract, assimilate and retain other highly qualified technical and sales personnel as may be required in the future. We also cannot assure that employees will not leave and subsequently compete against us. If we are unable to attract and retain key personnel, our business, financial condition and results of operations could be adversely affected.

Any acquisition or equity investment we make could disrupt our business and harm our financial condition and results of operations.

We have in the past, and may in the future, acquire complementary businesses or technologies or enter into joint ventures. We may experience difficulties in assimilating the personnel, operations, products and technology acquired in any future acquisitions or investments we make. Additionally, we could lose the key personnel from any of the companies that we acquire, incur unanticipated costs and assume new liabilities. Any of these difficulties could disrupt our on-going business, distract our management and employees and increase our expenses. Furthermore, we might have to incur additional debt or issue additional equity securities to pay for any future acquisitions. The issuance of any additional equity securities could dilute our existing shareholders' ownership. No assurance can be given that we will realize the anticipated benefits of any acquisition or that such acquisition will not have a material adverse effect on our business, financial condition and results of operations.

We face risks from international sales and currency fluctuations.

We market and sell our products worldwide and international sales have accounted for, and are expected to continue to account for, a significant portion of our revenue. For the years ended December 31, 2002 and 2001, international sales accounted for 44.0% and 47.0%, respectively, of our total revenue. Our international sales are subject to a number of risks, including:

- The imposition of governmental controls;
- Restrictions on the export of critical technology;
- Trade restrictions;
- Difficulty in collecting receivables;
- Inadequate protection of intellectual property;
- Labor union activities;
- Changes in tariffs and taxes;
- Difficulties in staffing and managing international operations;
- Political and economic instability; and
- General economic conditions.

Historically, currency fluctuations have affected our operating results. Changes in the value of foreign currencies in which our sales are denominated or costs incurred have in the past caused, and could in the future cause, fluctuations in our operating results. We seek to reduce our exposure to currency fluctuations by denominating the majority of our international sales in US dollars. With respect to international sales denominated in US dollars, a decrease in the value of foreign currencies relative to the US dollar could make our products less price competitive. No assurance can be given that these factors will not have a material adverse effect on our future international sales and operations and, consequently, on our business, financial condition and results of operations.

We may not be successful in maintaining and obtaining the necessary licenses to conduct operations abroad, and the US Congress may prevent proposed sales to foreign governments.

Licenses are required from US government agencies under the Export Administration Act, the Trading with the Enemy Act of 1917 and the Arms Export Control Act of 1976 for export of many of our products. We can give no assurance that we will be successful in obtaining these licenses. Failure to obtain or delays in obtaining these licenses would prevent or delay us from selling our products outside the US and would have a material adverse effect on our business, financial condition and results of operations.

Our products may suffer from defects or errors leading to substantial damage or warranty claims.

Our products use complex system designs and components that may contain errors or defects, particularly when we incorporate new technology into our products or release new versions. While we have not yet had to recall a product, if any of our products are defective, we might be required to redesign or recall those products or pay substantial damages or warranty claims. Such an event could result in significant expenses, disrupt sales and affect our reputation and that of our products, which would have a material adverse effect on our business, financial condition and results of operations. Furthermore, product defects could result in substantial product liability. We maintain product liability insurance but cannot be certain that it is adequate or will remain available on acceptable terms.

Our inability to protect our intellectual property and proprietary rights and avoid infringing the rights of others could harm our competitive position and our business.

Our ability to compete successfully and achieve future revenue growth depends, in part, on our ability to protect our proprietary technology and operate without infringing the rights of others. To accomplish this, we rely on a combination of patent, trademark and trade secret laws, confidentiality agreements and contractual provisions to protect our proprietary rights. Most of our proprietary rights are held in confidence as trade secrets and are not covered by patents, making them more difficult to protect. Although we currently hold US patents covering certain aspects of our technologies and products, we cannot be certain that we will obtain additional patents or trademarks on our technology, products and trade names. Furthermore, we cannot be certain that our patents or trademarks will not be challenged or circumvented by competitors. Likewise, we cannot be certain that measures taken to protect our proprietary rights will adequately deter their misappropriation or disclosure. Any failure by us to meaningfully protect our intellectual property could have a material adverse effect on our business, financial condition and results of operations. Moreover, because intellectual property does not necessarily represent a barrier to entry into the thermal imaging industry, there can be no assurance that we will be able to maintain our competitive advantage or that competitors will not develop capabilities equal or superior to ours.

Litigation over patents and other intellectual property is common in our industry. We cannot be sure that we will not be the subject of patent or other litigation in the future. Defending intellectual property lawsuits and related legal and administrative proceedings could result in substantial expense to us and significant diversion of effort of our personnel. An adverse determination in a patent suit or in any other proceeding to which we may be a party could subject us to significant liabilities. An adverse determination could require us to seek licenses from third parties. If licenses were not available on commercially reasonable terms or at all, our business could be harmed.

We would be harmed if we were unable to use one of our facilities.

We manufacture our products at facilities located in Portland, Boston and Stockholm. Our inability to continue to manufacture our products at one or more of our facilities as a result of, for example, a prolonged power shortage, fire or other natural disaster, would prevent us from supplying products to our customers, and could have a material adverse effect on our business, financial condition and results of operations.

Our Articles, Bylaws and Shareholder Rights Plan as well as Oregon law contain provisions that could discourage a takeover.

Provisions of our Second Restated Articles of Incorporation, First Restated Bylaws, Oregon law and our Shareholder Rights Plan could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders.

Recent Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements in Item 8 for a discussion of recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's exposure to market risk for changes in interest rates relates primarily to its credit agreements. The credit agreements are at variable rates. A change in interest rates on the credit agreements impacts the interest incurred and cash flows. At December 31, 2002, no amounts were outstanding on any of the Company's credit agreements; consequently, no sensitivity analysis is presented.

The Company has assets, liabilities, and inventory purchase commitments outside the United States that are subject to fluctuations in foreign currency exchange rates. Similarly, certain revenues from products sold in foreign countries are sold in foreign currencies. Assets and liabilities located outside the United States are primarily located in Sweden and the United Kingdom. The Company's investment in foreign subsidiaries with a functional currency other than the US dollar are generally considered long-term. The Company does not engage in forward currency exchange contracts to reduce its economic exposure to changes in exchange rates. Because the Company markets, sells and licenses our products throughout the world, it could be significantly affected by weak economic conditions in foreign markets that could reduce demand for its products.

Our net investment in foreign subsidiaries translated into US dollars using the period-end exchange rates at December 31, 2002, was approximately $38.4 million. The potential loss in fair value resulting from a hypothetical 10% adverse change in foreign exchange rates would be approximately $3.8 million at December 31, 2002. The Company has no plans of liquidating any of its foreign subsidiaries, and therefore, foreign exchange rate gains or losses on our foreign investments are reflected as a cumulative translation adjustment and do not reduce our reported net earnings.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

This item includes the following financial information:

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and
Shareholders of FLIR Systems, Inc.

We have audited the accompanying consolidated balance sheet of FLIR Systems, Inc. (an Oregon corporation) and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2001 and 2000 financial statements were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements, before the revision described in Note 5 to the consolidated financial statements, in their report dated February 8, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of FLIR Systems, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the 2001 and 2000 consolidated financial statements of FLIR Systems, Inc. and subsidiaries were audited by other auditors who have ceased operations. As described in Note 5, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), which was adopted by the Company as of January 1, 2002. In our opinion, the SFAS 142 transitional disclosures for 2001 and 2000 in Note 5 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of FLIR Systems, Inc. other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

/s/ KPMG LLP

Portland, Oregon
January 31, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and
Shareholders of FLIR Systems, Inc.

We have audited the accompanying consolidated balance sheets of FLIR Systems, Inc. (an Oregon corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FLIR Systems, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Portland, Oregon
February 8, 2002

THIS IS A COPY OF THE REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

ARTHUR ANDERSEN LLP WERE THE INDEPENDENT ACCOUNTANTS FOR FLIR SYSTEMS INC. UNTIL MAY 20, 2002. REPRESENTATIVES OF ARTHUR ANDERSEN LLP ARE NOT AVAILABLE TO PROVIDE THE CONSENT REQUIRED FOR THE INCORPORATION BY REFERENCE OF THEIR REPORT ON THE FINANCIAL STATEMENTS OF FLIR SYSTEMS, INC. APPEARING IN THIS ANNUAL REPORT INTO REGISTRATION STATEMENTS FILED BY FLIR SYSTEMS, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION AND CURRENTLY EFFECTIVE UNDER THE SECURITIES ACT OF 1933. BECAUSE ARTHUR ANDERSEN LLP HAVE NOT CONSENTED TO THE INCORPORATION BY REFERENCE OF THEIR REPORT, INVESTORS WILL NOT BE ABLE TO RECOVER AGAINST ARTHUR ANDERSEN LLP UNDER SECTION 11 OF THE SECURITIES ACT OF 1933 FOR ANY UNTRUE STATEMENTS OF A MATERIAL FACT CONTAINED IN THE FINANCIAL STATEMENTS AUDITED BY ARTHUR ANDERSEN LLP THAT ARE CONTAINED IN THIS REPORT OR ANY OMISSIONS TO STATE A MATERIAL FACT REQUIRED TO BE STATED THEREIN.

THE PRIOR PERIOD FINANCIAL STATEMENTS FOR 2001 AND 2000 HAVE BEEN REVISED TO INCLUDE THE TRANSITIONAL DISCLOSURES REQUIRED BY STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS," WHICH WAS ADOPTED BY THE COMPANY ON JANUARY 1, 2002.

FLIR SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31,		
	2002	2001	2000
Revenue	$261,080	$214,373	$186,357
Cost of goods sold	124,060	97,541	104,116
Gross profit	137,020	116,832	82,241
Operating expenses:			
Research and development	26,892	27,235	29,150
Selling, general and administrative	59,951	52,285	63,916
Total operating expenses	86,843	79,520	93,066
Earnings (loss) from operations	50,177	37,312	(10,825)
Interest expense	1,679	9,423	12,022
Other income, net	(395)	(854)	(518)
Earnings (loss) before income taxes	48,893	28,743	(22,329)
Income tax provision	7,334	2,809	3,725
Net earnings (loss)	$ 41,559	$ 25,934	$ (26,054)
Net earnings (loss) per share:			
Basic	$ 2.47	$ 1.73	$ (1.80)
Diluted	$ 2.33	$ 1.62	$ (1.80)

The accompanying notes are an integral part of these consolidated financial statements.

FLIR SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except for par value)

	December 31, 2002	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 46,606	$ 15,514
Accounts receivable, net	55,798	57,965
Inventories, net	50,141	46,560
Prepaid expenses and other current assets	12,673	11,548
Deferred income taxes	8,887	8,834
Total current assets	174,105	140,421
Property and equipment, net	12,678	10,806
Deferred income taxes, net	25,977	15,087
Intangible assets, net	16,647	16,811
Other assets	4,415	1,913
	$233,822	$185,038
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Notes payable	$ —	$ 23,370
Accounts payable	16,465	18,428
Deferred revenue	4,770	5,314
Accrued payroll and related liabilities	11,030	6,405
Accrued product warranties	3,432	2,629
Advance payments from customers	8,030	6,700
Other current liabilities	6,341	6,804
Accrued income taxes	2,558	747
Current portion of capital lease obligations	—	584
Total current liabilities	52,626	70,981
Pension and other long-term liabilities	8,869	9,209
Commitments and contingencies (Notes 8 and 9)		
Shareholders' equity:		
Preferred stock, $0.01 par value, 10,000 shares authorized; no shares issued at December 31, 2002 or 2001	—	—
Common stock, $0.01 par value, 30,000 shares authorized, 17,300 and 16,555 shares issued at December 31, 2002 and 2001, respectively	173	165
Additional paid-in capital	217,879	194,338
Accumulated deficit	(43,305)	(84,864)
Accumulated other comprehensive loss	(2,420)	(4,791)
Total shareholders' equity	172,327	104,848
	$233,822	$185,038

The accompanying notes are an integral part of these consolidated financial statements.

FLIR SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total	Annual Comprehensive Earnings (Loss)
	Shares	Amount					
Balance, December 31, 1999	14,389	$144	$143,318	$ (84,744)	$(2,499)	$ 56,219	
Net loss for the year	—	—	—	(26,054)	—	(26,054)	$(26,054)
Common stock options exercised	60	—	241	—	—	241	—
Common stock issued pursuant to Employee Stock Purchase Plan	99	1	559	—	—	560	—
Translation adjustment	—	—	—	—	(1,941)	(1,941)	(1,941)
Balance, December 31, 2000	14,548	145	144,118	(110,798)	(4,440)	29,025	
Comprehensive loss, year ended December 31, 2000							$(27,995)
Net earnings for the year	—	—	—	25,934	—	25,934	$ 25,934
Common stock issued pursuant to the secondary offering, net of costs	1,000	10	41,437	—	—	41,447	—
Common stock issued pursuant to purchase of Optronics Division	100	—	20	—	—	20	—
Common stock issued pursuant to stock compensation plan	22	1	163	—	—	164	—
Common stock options exercised	792	8	7,899	—	—	7,907	—
Common stock issued pursuant to Employee Stock Purchase Plan	93	1	701	—	—	702	—
Translation adjustment	—	—	—	—	(351)	(351)	(351)
Balance, December 31, 2001	16,555	165	194,338	(84,864)	(4,791)	104,848	
Comprehensive earnings, year ended December 31, 2001							$ 25,583
Net earnings for the year	—	—	—	41,559	—	41,559	$ 41,559
Expiration of put option related to purchase of Optronics Division	—	1	1,414	—	—	1,415	—
Income tax benefit of common stock options exercised	—	—	13,229	—	—	13,229	—
Common stock issued pursuant to stock compensation plan	3	—	152	—	—	152	—
Common stock options exercised	712	7	7,734	—	—	7,741	—
Common stock issued pursuant to Employee Stock Purchase Plan	30	—	1,012	—	—	1,012	—
Translation adjustment	—	—	—	—	2,490	2,490	2,490
Minimum liability adjustment for Supplemental Executive Retirement Plan	—	—	—	—	(119)	(119)	(119)
Balance, December 31, 2002	17,300	$173	$217,879	$ (43,305)	$(2,420)	$172,327	
Comprehensive earnings, year ended December 31, 2002							$ 43,930

The accompanying notes are an integral part of these consolidated financial statements

FLIR SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2002	2001	2000
CASH PROVIDED BY OPERATING ACTIVITIES:			
Net earnings (loss)	$ 41,559	$ 25,934	$(26,054)
Income charges not affecting cash:			
Depreciation and amortization	6,201	7,500	9,719
Disposal and write-offs of property and equipment	73	1,225	4,407
Fair value adjustment of swap agreements	(281)	1,026	1,282
Deferred income taxes	(10,943)	(207)	—
Income tax benefit of stock options	13,229	—	—
Common stock issued pursuant to stock compensation plan	152	—	—
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable	3,995	(18,349)	15,174
(Increase) decrease in inventories	(1,856)	11,065	8,300
(Increase) decrease in prepaid expenses and other current assets	(733)	(4,507)	2,893
(Increase) decrease in other assets	(2,207)	(1,624)	680
(Decrease) increase in accounts payable	(2,737)	1,994	(5,443)
(Decrease) increase in deferred revenue	(595)	3,700	(621)
Increase (decrease) in accrued payroll and other liabilities	4,720	993	(6,655)
Increase (decrease) in accrued income taxes	1,395	(1,817)	(854)
Increase in pension and other long-term liabilities	3,048	776	1,082
Cash provided by operating activities	55,020	27,709	3,910
CASH USED BY INVESTING ACTIVITIES:			
Additions to property and equipment	(6,599)	(4,242)	(7,279)
Cash received from acquisition of Optronics Division	—	249	—
Other investments	(519)	—	—
Cash used by investing activities	(7,118)	(3,993)	(7,279)
CASH (USED) PROVIDED BY FINANCING ACTIVITIES:			
Repayment of credit agreement including current portion	(19,900)	(70,000)	(12,600)
Proceeds from credit agreement	—	—	21,500
Net (decrease) increase in international credit line and other short-term debt	(3,470)	759	2,273
Repayments of capital leases and other long-term debt, including current portion	(530)	(1,109)	(697)
Settlement of interest rate swap agreements	(2,082)	—	—
Payment of financing fees	(799)	—	—
Common stock issued pursuant to secondary offering, net of costs	—	41,447	—
Proceeds from exercise of stock options	7,741	7,907	241
Proceeds from shares issued pursuant to employee stock purchase plan	1,012	702	560
Cash (used) provided by financing activities	(18,028)	(20,294)	11,277
Effect of exchange rate changes on cash	1,218	234	(305)
Net increase in cash and cash equivalents	31,092	3,656	7,603
Cash and cash equivalents, beginning of year	15,514	11,858	4,255
Cash and cash equivalents, end of year	$ 46,606	$ 15,514	$ 11,858

The accompanying notes are an integral part of these consolidated financial statements

FLIR SYSTEMS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

FLIR Systems, Inc. (the "Company") designs, manufactures and markets thermal imaging and stabilized camera systems for a wide variety of applications in the commercial, industrial, and government markets. The Company's products are produced in a variety of configurations to suit specific customer needs. These include compact hand-held systems for surveillance or inspection applications; sealed, autonomous systems for fixed security monitoring installations; and stabilized gimbaled systems for airborne and shipborne use. The Company's thermal imaging systems use advanced infrared technology that detects infrared radiation, or heat, enabling the operator to measure minute temperature differences and to see objects in total darkness and in all types of adverse conditions including through smoke, haze and most types of fog. Many of the Company's products also incorporate visible light cameras, laser rangefinders, laser illuminators, image analysis software and gyro-stabilized gimbal technology.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions were eliminated.

Foreign currency translation

The assets and liabilities of the Company's foreign subsidiaries are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected in accumulated other comprehensive loss within shareholders' equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in currencies other than the functional currency, except those transactions which operate as a hedge of a foreign currency investment position, are included in the consolidated statement of operations as incurred.

The cumulative translation adjustment, included in accumulated other comprehensive loss is $4,791,000 and $2,301,000 at December 31, 2001 and 2002, respectively.

Revenue recognition

Revenue is recognized upon delivery of the product to the customer, passage of title to the customer as indicated by the shipping terms and fulfillment of all significant obligations, pursuant to guidance provided by Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), issued by the Securities and Exchange Commission. The Company designs, markets and sells products as standard, off-the-shelf products. Many of the Company's Imaging customers, particularly those who use its airborne systems, request different system configurations, based on standard options or accessories that the Company offers. In general, revenue arrangements do not involve acceptance provisions based upon customer specified acceptance criteria. In those limited circumstances when customer specified acceptance criteria exist, revenue is deferred until customer acceptance if the Company cannot demonstrate the system meets those specifications prior to shipment. For any contracts with multiple elements (i.e., training, installation, additional parts), the Company recognizes revenue only after it has determined that all elements essential to the functionality of the system have been delivered. Any undelivered items not considered essential to functionality, are deferred at their estimated fair value. Credit is not extended to customers and revenue is not recognized until the Company has determined that the risk of uncollectibility is minimal.

The Company's products are sold with warranty provisions that require it to remedy deficiencies in quality or performance of the Company's products over a specified period of time at no cost to its customers. Warranty reserves are established at the time that revenue is recognized at levels that represent the Company's estimate of the costs that will be incurred to fulfill those warranty requirements.

Note 1. Nature of Business and Significant Accounting Policies—(Continued)

Revenue recognition—(Continued)

Provisions for estimated losses on sales or related receivables are recorded when identified. Revenue is stated net of representative commissions. Service revenue is deferred and recognized over the contract period as is the case for extended warranty contracts, or as services are provided.

Research and development

Expenditures for research and development activities are expensed as incurred.

Cash and cash equivalents

The Company considers short-term investments that are highly liquid, readily convertible into cash and have original maturities of less than three months when purchased to be cash equivalents.

Inventories

Inventories are generally stated at the lower of cost or market and include materials, labor, and manufacturing overhead. Cost is determined based on a currently adjusted standard basis that approximates actual cost on a first-in, first-out basis.

Inventory reserves are established when conditions exist that suggest that inventories may be in excess of anticipated demand or are obsolete based upon the Company's assumptions about future demand for its products and market conditions. The Company regularly evaluates its ability to realize the value of inventories based on a combination of factors including the following: historical usage rates, forecasted sales or usage, product end of life dates, estimated current and future market values and new product introductions. When recorded, reserves are intended to reduce the carrying value of the Company's inventories to their net realizable value.

Property and equipment

Property and equipment are stated at cost and are depreciated using a straight-line methodology over their estimated useful lives. Repairs and maintenance are charged to expense as incurred.

Long-lived assets

Long-lived assets are reviewed for impairment when circumstances indicate that the carrying amounts may not be recoverable. Impairment exists when the carrying value is greater than the expected undiscounted future cash flows expected to be provided by the asset. If impairment exists, the asset is written down to its fair value.

During the year ended December 31, 2002, the Company adopted the provisions of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes previous guidance for financial accounting and reporting for the impairment or disposal of long-lived assets and for segments of a business to be disposed of. The effect of adopting SFAS 144 was not material as the guidance provided by SFAS 144 is substantially the same as the Company's existing policy.

Advertising costs

Advertising costs, which are included in selling, general and administrative expenses, are expensed as incurred.

Note 1. Nature of Business and Significant Accounting Policies—(Continued)

Earnings per share

Basic earnings per share is based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. The following table sets forth the reconciliation of the denominator utilized in the computation of basic and diluted earnings per share (in thousands):

	Year ended December 31,		
	2002	2001	2000
Weighted average number of common shares outstanding	16,855	14,992	14,472
Assumed exercise of stock options net of shares assumed reacquired under the treasury stock method	980	1,044	—
Diluted shares outstanding	17,835	16,036	14,472

The effect of stock options for the years ended December 31, 2002, 2001 and 2000 that aggregated 270,036, 805,700 and 2,131,966, respectively, have been excluded for purposes of diluted earnings per share since the effect would have been anti-dilutive.

Supplemental cash flow disclosure (in thousands)

	Year ended December 31,		
	2002	2001	2000
Cash paid for:			
Interest	$1,909	$7,943	$10,438
Taxes	$4,091	$3,519	$ 4,114
Significant non-cash transactions:			
Common stock issued for purchase of Optronics Division	$ —	$1,435	$ —

Fair value of financial assets and liabilities

The Company estimates the fair value of its monetary assets and liabilities based upon comparison of such assets and liabilities to the current market values for instruments of a similar nature and degree of risk. The Company estimates that the recorded value of all of its monetary assets and liabilities approximates fair value as of December 31, 2002.

Stock-based compensation

The Company has adopted the disclosure provisions of SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123 allows companies to choose whether to account for stock-based compensation under the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB 25) or use the fair value method described in SFAS 123. In December 2002, the Financial Accounting Standards Board issued SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS 148 amends SFAS 123 for certain transition provisions for companies electing to adopt the fair value method, and amends SFAS 123 for certain financial statement disclosures.

Note 1. Nature of Business and Significant Accounting Policies—(Continued)

Stock-based compensation—(Continued)

The Company follows the provisions of APB 25 and related interpretations in accounting for its stock-based employee compensation plans, which are described more fully in Note 12. No stock-based employee compensation costs are reflected in net earnings, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (in thousands, except per share amounts):

	Year Ended December 31,		
	2002	2001	2000
Net earnings (loss)—as reported	$ 41,559	$25,934	$(26,054)
Deduct: Total stock-based compensation expense determined under fair value method	(13,954)	(5,478)	(2,941)
Net earnings (loss)—pro forma	$ 27,605	$20,456	$(28,995)
Earnings (loss) per share:			
Basic—as reported	$ 2.47	$ 1.73	$ (1.80)
Diluted—as reported	$ 2.33	$ 1.62	$ (1.80)
Earnings (loss) per share:			
Basic—pro forma	$ 1.64	$ 1.36	$ (2.00)
Diluted—pro forma	$ 1.55	$ 1.28	$ (2.00)

The fair value of the stock-based awards granted in 2002, 2001 and 2000 reported above was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2002	2001	2000
Employee Stock Option Plans:			
Risk-free interest rate	2.9%	3.8%	6.1%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life	3 years	3 years	3 years
Expected volatility	69.3%	85.0%	77.9%
Employee Stock Purchase Plan:			
Risk-free interest rate	1.9%	5.5%	5.8%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life	6 months	6 months	6 months
Expected volatility	73.1%	96.2%	81.9%

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility. Under the Black-Scholes option pricing model, the weighted-average estimated values of employee stock options granted during 2002, 2001 and 2000 was $19.58, $20.91, and $6.86, respectively. The weighted-average estimated values of shares granted under the Employee Stock Purchase Plan during 2002, 2001 and 2000 was $15.16, $4.14, and $2.60, respectively.

Note 1. Nature of Business and Significant Accounting Policies—(Continued)

Concentration of risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade receivables. Concentration of credit risk with respect to trade receivables is limited because a relatively large number of geographically diverse customers make up the Company's customer base, thus diversifying the trade credit risk. The Company controls credit risk through credit approvals, credit limits and monitoring procedures. The Company performs credit evaluations for all new customers and requires letters of credit, bank guarantees and advanced payments, if deemed necessary.

A substantial portion of the Company's revenue is derived from sales to US and foreign government agencies (see Note 13). The Company also purchases certain key components from sole or limited source suppliers.

The Company maintains cash deposits with major banks that from time to time may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes that the risk of any loss is minimal.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates and judgments made by management of the Company include matters such as collectibility of accounts receivable, realizability of inventories, recoverability of deferred tax assets, impairment of goodwill, loss contingencies and adequacy of warranty accruals. Actual results could differ from those estimates. The Company believes that the estimates used are reasonable.

Accumulated other comprehensive loss

Accumulated other comprehensive loss includes cumulative translation adjustments and additional minimum liability adjustments on the Supplemental Executive Retirement Plan.

Reclassifications

Certain minor reclassifications have been made to prior years' data to conform to the current year's presentation. These reclassifications had no impact on previously reported results of operations or shareholders' equity.

Recent accounting pronouncements

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS 146 to have a material impact on its financial condition or results of operations.

Note 1. Nature of Business and Significant Accounting Policies—(Continued)

Recent accounting pronouncements—(Continued)

In December 2002, the Emerging Issues Task Force of the FASB issued statement No. 00-21, "Revenue Arrangements with Multiple Deliverables" (EITF 00-21). EITF 00-21 requires that revenue arrangements with multiple deliverables be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. EITF 00-21 is effective for revenue arrangements entered into beginning with the Company's second quarter of 2003. The Company does not expect the adoption of EITF 00-21 to have a material impact on its financial condition or results of operations.

Note 2. Accounts Receivable

Accounts receivable are net of an allowance for doubtful accounts of $1.4 million and $1.9 million at December 31, 2002 and 2001, respectively.

Note 3. Inventories

Inventories consist of the following (in thousands):

	December 31,	
	2002	2001
Raw material and subassemblies	$32,825	$28,443
Work-in-progress	12,700	11,658
Finished goods	4,616	6,459
	$50,141	$46,560

Note 4. Property and Equipment

Property and equipment are summarized as follows (in thousands):

	Estimated Useful Life	December 31,	
		2002	2001
Machinery and equipment	3 to 10 years	$ 28,144	$ 22,154
Office equipment and other	3 to 10 years	25,189	26,083
		53,333	48,237
Less accumulated depreciation		(40,655)	(37,431)
		$ 12,678	$ 10,806

Note 5. Intangible Assets

Intangible assets are summarized as follows (in thousands):

	Estimated Useful Life	December 31, 2002	December 31, 2001
Goodwill	—	$16,954	$16,954
Patents	17 years	4,458	4,458
Cooperation agreement and other	10 years	2,204	1,840
		23,616	23,252
Less accumulated amortization		(6,969)	(6,441)
		$16,647	$16,811

The aggregate amortization expense recorded in 2002 was approximately $493,000. The future estimated aggregate amortization expenses are approximately $417,000 in 2003, $414,000 in 2004, $413,000 in 2005, $385,000 in 2006, and $385,000 in 2007.

The Company recorded goodwill in connection with its acquisition of AGEMA Infrared Systems AB in 1997. During the year ended December 31, 2002, the Company adopted the provisions of SFAS 142, "Goodwill and Other Intangible Assets". SFAS 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. The Company annually reviews goodwill for impairment to determine if events or changes in business conditions indicate that the carrying value of the asset may not be recoverable. Such reviews assess the fair value of the assets based upon the Company's estimates of the future cash flows the Company expects the assets to generate within the boundary of the overall market capitalization of the Company. As of December 31, 2002, the Company has determined that there is no impairment of its recorded goodwill.

SFAS 142 also requires disclosure of what reported net income would have been in all periods presented exclusive of amortization expense recognized in those periods related to goodwill that is no longer being amortized. The following table illustrates what the Company's net earnings and basic and diluted net earnings per share would have been during the years ended December 31, 2001 and 2000, exclusive of the amortization expense related to goodwill (in thousands, except per share data):

	Year Ended December 31, 2001	Year Ended December 31, 2000
Reported net earnings (loss)	$25,934	$(26,054)
Add back: Goodwill amortization, net of tax	1,031	954
Adjusted net earnings (loss)	$26,965	$(25,100)
Basic earnings per share:		
Reported net earnings (loss)	$ 1.73	$ (1.80)
Add back: Goodwill amortization, net of tax	0.07	0.07
Adjusted net earnings (loss)	$ 1.80	$ (1.73)
Diluted earnings per share:		
Reported net earnings (loss)	$ 1.62	$ (1.80)
Add back: Goodwill amortization, net of tax	0.06	0.07
Adjusted net earnings (loss)	$ 1.68	$ (1.73)

Note 6. Credit Agreements

On March 22, 2002, the Company entered into a new Credit Agreement with Bank of America, N.A., KeyBank, N.A., and Union Bank of California, N.A. The agreement provides for a $35 million, three-year revolving line of credit with an option for an additional $25 million during the first two years. Under the Credit Agreement, borrowings will bear interest based upon the prime lending rate of the Bank of America or Eurodollar rates with a provision for a spread over such rates based upon the Company's leverage ratio. At December 31, 2002, the interest rate ranged from 3.01% to 4.25%. The Credit Agreement contains five financial covenants that require the maintenance of certain fixed charge and leverage ratios in addition to minimum levels of EBITDA and consolidated net worth and a maximum level of capital expenditures. The Credit Agreement is collateralized by substantially all assets of the Company. At December 31, 2002, the Company had no amounts outstanding under the Credit Agreement and was in compliance with all covenants.

The Company, through two of its subsidiaries, has a 60 million Swedish Kroner (approximately $6.8 million) line of credit at 4.55% and a $2 million line of credit at 6.00% at December 31, 2002. At December 31, 2002, the Company had no amounts outstanding on these lines. The 60 million Swedish Kroner line of credit is secured primarily by accounts receivable and inventories of the applicable subsidiary and is subject to automatic renewal on an annual basis. The $2 million line of credit is secured by substantially all assets of the applicable subsidiary and is subject to renegotiation annually.

Note 7. Accrued Product Warranties

The Company generally provides a one-year warranty on its products. A provision for the estimated future costs of warranty, based upon historical cost and product performance experience, is recorded when revenue is recognized. The following table summarizes the Company's warranty liability and activity for 2002 (in thousands):

Accrued product warranties, beginning of year	$ 2,629
Amounts paid for warranty services	(3,413)
Warranty provisions for products sold	4,216
Aggregate changes related to pre-existing warranties	—
Accrued product warranties, end of year	$ 3,432

Note 8. Commitments

The Company leases its primary facilities under various operating leases that expire in 2004 through 2007. Total rent expense for the years ended December 31, 2002, 2001 and 2000 amounted to $4.5 million, $4.5 million and $4.2 million, respectively.

Minimum rental payments required under all non-cancelable leases for equipment and facilities at December 31, 2002 are as follows (in thousands):

	Operating leases
2003	$ 4,842
2004	4,630
2005	2,603
2006	1,087
2007	831
Thereafter	—
Total minimum lease payments	$13,993

Note 9. Contingencies

On June 8, 2000, the Securities and Exchange Commission (the "SEC") issued a formal order of investigation of the Company and certain officers, directors, employees and other individuals presently and formerly associated with the Company to determine whether any violations of the federal securities laws occurred during 1998 and 1999. The investigation relates to the Company's revenue recognition policies, accounting controls, financial reports and other public disclosures during that time period.

Pursuant to an offer of settlement submitted by the Company, on September 30, 2002, the SEC instituted and simultaneously settled a proceeding against the Company under Section 8A of the Securities Act of 1933 (the "Securities Act") and Section 21C of the Securities Exchange Act of 1934 (the "Exchange Act"). Without admitting or denying the allegations of the SEC's order, the Company agreed to the entry of an order requiring that it cease and desist from committing or causing any violations and any future violations of the antifraud provisions of the Securities Act and the antifraud, periodic reporting, record keeping and internal control provisions of the federal securities laws set forth in Section 17(a) of the Securities Act and Sections 10(b), 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and Rules 10b-5, 12b-20, 13a-1 and 13a-13 thereunder. The Company incurred no financial fine or penalty under the terms of settlement.

The SEC's order states that the Company materially overstated its earnings before income taxes for each of the quarters of 1998 and 1999 as well as for fiscal year 1998, and that the Company's revenue recognition practices resulted in material misstatements and omissions in the financial statements contained in the Company's Annual Report on Form 10-K as originally filed for the year ended December 31, 1998 and the Company's Quarterly Reports on Form 10-Q as originally filed for each of the first three quarters of both 1998 and 1999. In 2000 and 2001, the Company restated its financial statements for 1998 and 1999. No further restatements of the Company's financial statements are required by the order, and the Company does not expect that the entry of the order will have a material adverse impact on its financial condition or results of operations.

The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. In accordance with Statement of Financial Accounting Standards No. 5 "Accounting for Contingencies," the Company makes a provision for a liability when it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Company believes it has recorded adequate provisions for any probable and estimable losses. While the outcome of these matters is currently not determinable, the Company does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's financial position, results of operations or cash flows.

Note 10. Income Taxes

SFAS 109, "Accounting for Income Taxes," requires the Company to recognize deferred tax assets and liabilities for the expected future tax consequences of events and basis differences that have been recognized in the Company's financial statements and tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amount and the tax basis of assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse.

Pre-tax earnings (loss) by significant geographical locations are as follows (in thousands):

	Year ended December 31,		
	2002	2001	2000
United States	$30,708	$13,250	$(34,183)
Foreign	18,185	15,493	11,854
	$48,893	$28,743	$(22,329)

Note 10. Income Taxes—(Continued)

The provisions for income taxes are as follows (in thousands):

	Year ended December 31, 2002	2001	2000
Current tax expense (benefit):			
Federal	$ —	$ (694)	$ —
State	1,308	813	165
Foreign	3,740	2,896	2,984
	5,048	3,015	3,149
Deferred tax expense (benefit):			
Federal	5,553	8,825	(1,709)
State	476	508	(201)
Foreign	1,225	837	576
	7,254	10,170	(1,334)
Income tax effect of stock options exercised	13,229	—	—
(Decrease) increase in valuation allowance	(18,197)	(10,376)	1,910
Total provision	$ 7,334	$ 2,809	$ 3,725

Deferred tax assets (liabilities) are composed of the following components (in thousands):

	December 31, 2002	2001
Allowance for doubtful accounts	$ 339	$ 527
Accrued product warranties	1,017	801
Inventory basis differences	4,220	4,811
Accrued liabilities	2,052	538
Deferred revenue	1,249	1,699
Other	10	458
Net current deferred tax assets	$ 8,887	$ 8,834
Net operating loss carryforwards	$25,264	$ 31,876
Credit carryforwards	4,265	3,745
Depreciation	(545)	(541)
Foreign untaxed legal reserves	(3,039)	(2,256)
Other	32	460
Gross long-term deferred tax asset	25,977	33,284
Deferred tax asset valuation allowance	—	(18,197)
Net long-term deferred tax assets	$25,977	$ 15,087

Note 10. Income Taxes—(Continued)

The provision for income taxes differs from the amount of tax determined by applying the applicable US statutory federal income tax rate to pretax income as a result of the following differences:

	Year ended December 31,		
	2002	2001	2000
Statutory federal tax rate	34.0%	34.0%	(34.0)%
Increase (decrease) in rates resulting from:			
State taxes	3.7	2.9	(3.0)
Deemed dividend	5.8	—	—
(Decrease) increase in valuation allowance	(26.5)	(36.1)	8.6
Non-deductible expenses	—	—	2.1
Correction of prior year estimates	—	—	14.0
Foreign rate differential	(2.9)	(3.3)	—
Net effect of unremitted foreign earnings	—	11.7	32.0
Other	0.9	0.6	(3.0)
Effective tax rate	15.0%	9.8%	16.7%

At December 31, 2002, the Company had US tax net operating loss carryforwards ("NOLs") totaling approximately $66.5 million which expire in the years 2019 through 2021. Additionally, the Company has various US tax credits available aggregating $4.3 million, which expire in the years 2007 through 2021.

In 2001, the Company changed its policy of providing taxes on unremitted foreign earnings. Given the substantial increase in corporate liquidity, the potential negative US tax consequences of remitting foreign earnings, and the Company's strategic intent to permanently reinvest foreign earnings, the Company no longer provides taxes on unremitted foreign earnings.

SFAS 109 requires that the tax benefits described above be recorded as an asset to the extent that management assesses the utilization of such assets to be "more likely than not;" otherwise, a valuation allowance is required to be recorded. Based on this guidance, the Company believes that the deferred tax assets of $34.9 million reflected on the December 31, 2002 consolidated balance sheet, are realizable based on future forecasts of taxable income over a relatively short time horizon and has not recorded a valuation allowance.

Future levels of taxable income are dependent upon general economic conditions, including but not limited to continued growth of the Thermography and Imaging markets, competitive pressures on sales and gross margins, and other factors beyond the Company's control. No assurance can be given that sufficient taxable income will be generated for full utilization of the deferred tax assets. Accordingly, the Company may be required to record a valuation allowance against the deferred tax assets in future periods if its future forecasts of taxable income are not achieved.

Note 11. Capital Stock

On June 2, 1999, the Board of Directors approved a Shareholder Rights Plan that provides for the issuance of one right for each share of outstanding common stock. The Company has reserved 300,000 shares of its capital series A Junior Participating Preferred Stock under this plan. The rights will become exercisable only in the event that an acquiring party acquires beneficial ownership of 15% or more of the Company's outstanding common stock or announces a tender or exchange offer, the consummation of which would result in beneficial ownership by that party of 15% or more of the Company's outstanding common stock. Each right entitles the holder to purchase one one-hundredth of a share of the Company's A Junior Participating Preferred Stock with economic terms similar to that of one share of the Company's common stock at a purchase price of $65.00, subject to adjustment. The Company will generally be entitled to redeem the rights at $0.01 per right at any time on or prior to the tenth day after an acquiring person has acquired beneficial ownership of 15% or more of the Company's common stock. If an acquiring person or group acquires beneficial ownership of 15% or more of the Company's outstanding common stock and the Company does not redeem or exchange the rights, each right not beneficially owned by the acquiring person or group will entitle its holder to purchase, at the rights' then current exercise price, that number of shares of common stock having a value equal to two times the exercise price. The rights expire on June 2, 2009 if not previously redeemed, exchanged or exercised.

Note 12. Employee Benefit Plans

Stock Option Plans

The Company has two stock incentive plans for employees and consultants: the FLIR Systems, Inc. 1992 Stock Incentive Plan (the "1992 Plan") and the FLIR Systems, Inc. 2002 Stock Incentive Plan (the "2002 Plan"). Under these plans, incentive stock options and non-qualified stock options may be granted with an exercise price of not less than the fair market value of the stock on the date of the grant. The options generally become exercisable over a three-year period beginning one year after grant and expire ten years from the date of grant or up to three months following termination of employment, whichever occurs earlier. Options granted prior to the termination of the 1992 Plan in 2002 remain available until their expiration. No additional options may be granted under the 1992 Plan. The 2002 Plan terminates in 2012.

The FLIR Systems, Inc. 1993 Stock Option Plan for Non-Employee Directors (the "1993 Plan") provides for the automatic grant of stock options to non-employee directors on the date immediately following the Annual Meeting of Shareholders. Stock options are granted at the fair market value at the date of grant, are exercisable on date of grant, and expire ten years from the date of grant or termination as a director, whichever occurs earlier. The 1993 Plan may be terminated by action of the Board of Directors or the Company's shareholders.

Note 12. Employee Benefit Plans—(Continued)

Information with respect to activity under the stock options plans is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 1999	1,494,490	$14.15
Granted	1,366,700	6.86
Exercised	(60,535)	3.68
Terminated	(668,689)	13.20
Outstanding at December 31, 2000	2,131,966	10.11
Granted	885,621	32.96
Exercised	(792,463)	9.98
Terminated	(2,342)	12.82
Outstanding at December 31, 2001	2,222,782	19.07
Granted	765,945	40.91
Exercised	(712,147)	10.96
Terminated	(21,399)	23.43
Outstanding at December 31, 2002	2,255,181	$29.01

The following table summarizes information about outstanding and exercisable options at December 31, 2002:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Shares	Weighted Average Exercise Price
$ 0.38 – $ 6.16	351,499	$ 6.10	7.7	349,299	$ 6.12
$ 6.75 – $16.88	252,711	10.88	5.9	244,711	10.87
$17.13 – $22.20	121,445	18.52	6.2	117,445	18.47
$28.22 – $32.73	171,281	28.98	8.7	167,081	28.94
$34.55 – $36.70	434,945	36.67	9.7	15,000	36.70
$37.00 – $40.15	606,800	37.02	9.0	301,900	37.01
$44.45 – $49.93	316,500	47.06	9.2	42,600	47.61
	2,255,181	$29.01	8.4	1,238,036	$20.64

At December 31, 2001 and 2000, stock options exercisable were 1,141,582 and 1,197,089, respectively.

As of December 31, 2002, there are 910,255 shares of common stock reserved for future issuance of stock option grants under all of the stock option plans.

Employee Stock Purchase Plan

In 1999, the Company established an Employee Stock Purchase Plan (the "ESPP") which allows employees to purchase the Company's common stock through payroll deductions. Under the ESPP, eligible employees, subject to certain restrictions, may purchase shares of the Company's common stock at 85% of fair market value at either the date of enrollment or the date of purchase, whichever is less. The ESPP expires in 2009 or by action of the Company's Board of Directors, whichever occurs earlier. The Company issued 30,109 shares in 2002, 92,998 shares in 2001 and 99,195 shares in 2000 under the ESPP. Of the 1,500,000 shares authorized to be issued under the ESPP, 1,277,698 remained available at December 31, 2002.

Note 12. Employee Benefit Plans—(Continued)

Employee 401(k) Plans

The Company has a 401(k) Savings and Retirement Plan (the "Plan") to provide for voluntary salary deferral contributions on a pre-tax basis for employees within the United States in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan allows for contributions by the Company. The Company made and expensed matching contributions of $1.1 million, $1.0 million and $1.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. The Company also has an unfunded retirement obligation to a former executive officer that has been recorded and is reported in other long-term liabilities.

Pension Plans

The Company previously offered most of the employees outside the United States participation in a defined benefit pension plan. In addition, beginning in 2001, the Company offers a Supplemental Executive Retirement Plan (the "SERP") for the US executive officers of the Company. A summary of the components of the net periodic pension expense for the benefit obligation and fund assets of the plans is as follows (in thousands):

	Year ended December 31,	
	2002	2001
Change in benefit obligation:		
Projected benefit obligation (PBO) at January 1	$ 4,061	$3,046
Service costs	600	283
Interest costs	317	216
Amendments	1,740	—
Actuarial loss	717	19
Benefits paid	(94)	(75)
Additional PBO upon adoption of SERP	—	869
Foreign currency exchange changes	560	(297)
Projected benefit obligation at December 31	$ 7,901	$4,061
Fair value of plan assets at January 1	$ —	$ —
Unfunded status	7,901	4,061
Unrecognized net loss	(836)	(85)
Unrecognized prior service cost	(2,467)	(802)
Unrecognized transition obligation	253	241
Pension liability recognized	$ 4,851	$3,415

For the defined benefit pension plan for employees outside the United States, weighted average discount rates were assumed to be 5.5% and 5.5% for the years ended December 31, 2002 and 2001, respectively.

For the SERP, the weighted average discount rate was assumed to be 6.0% and 7.5% and the rate of increase in compensation levels was assumed to be 3.0% and 3.0% for the years ended December 31, 2002 and 2001, respectively. An additional minimum liability of $2.6 million has been recognized for the SERP representing the excess of the unfunded accumulated benefit obligation over the accrued pension costs.

Note 12. Employee Benefit Plans—(Continued)

Components of net periodic benefit cost are as follows (in thousands):

	Year ended December 31,		
	2002	2001	2000
Service costs	$600	$283	$—
Interest costs	317	216	167
Net amortization and deferral	34	40	(30)
Net periodic pension costs	$951	$539	$137

Note 13. Operating Segments and Related Information

Operating segments

The Company has determined its operating segments to be the Thermography and Imaging market segments. The Thermography market is comprised of a broad range of commercial and industrial applications utilizing infrared cameras to provide precise temperature measurement. The Imaging market is comprised of a broad range of applications that is focused on providing enhanced vision capabilities where temperature measurement is not required, although differences in temperature are used to create an image. The Imaging market also includes high performance daylight imaging applications.

The accounting policies of the segments are the same as those described in Note 1. The Company has historically evaluated performance based upon net revenue for each segment. Beginning in 2002, the Company also began evaluating segment performance on earnings from operations. On a consolidated basis, this amount represents income before interest, other income (net) and taxes as represented in the Consolidated Statement of Operations. The Other segment consists of corporate expenses and certain other operating expenses not allocated to the operating segments for management reporting purposes. Segment earnings from operations in 2001 and 2000 are not provided as organizational changes arising during these years make such reporting on a consistent basis with 2002 impracticable.

Accounts receivable and inventories for operating segments are regularly reviewed by management and are reported below as segment assets. All remaining assets and liabilities, and capital expenditures and depreciation are managed on a Company-wide basis.

Operating segment information is as follows (in thousands):

	Year ended December 31,		
	2002	2001	2000
Revenue:			
Imaging	$167,246	$122,889	$ 99,218
Thermography	93,834	91,484	87,139
	$261,080	$214,373	$186,357
Earnings (loss) from operations:			
Imaging	$ 35,994		
Thermography	27,353		
Other	(13,170)		
	$ 50,177		
Segment assets (accounts receivable and inventories):			
Imaging	$ 65,336		
Thermography	40,603		
	$105,939		

Note 13. Operating Segments and Related Information—(Continued)

Revenue and Long-Lived Assets by Geographic Area

Information related to revenue by significant geographical location is as follows (in thousands):

	Year ended December 31,		
	2002	2001	2000
United States	$146,247	$113,683	$ 96,140
Europe	75,205	57,206	47,668
Other foreign	39,628	43,484	42,549
	$261,080	$214,373	$186,357

Long-lived assets are primarily comprised of net property and equipment and net identifiable intangible assets and goodwill. Long-lived assets by significant geographic locations are as follows (in thousands):

	December 31,	
	2002	2001
United States	$ 9,485	$ 8,772
Europe	24,255	20,758
	$33,740	$29,530

Major Customers

Revenue derived from major customers is as follows (in thousands):

	Year ended December 31,		
	2002	2001	2000
US government	$64,436	$46,541	$33,902

Note 14. Acquisition of Optronics Division

On July 13, 2001, the Company acquired certain net assets of the Optronics Division of Saabtech Electronics AB, effective as of July 1, 2001. In connection with the acquisition of Optronics, the Company issued 100,000 shares of its common stock to complete the acquisition. In addition to the net assets acquired, the Company received cash of $0.3 million. The purchase price of $1.4 million, representing the market value of the shares issued, was allocated to the assets acquired and liabilities assumed based on their estimated values with the excess assigned to a cooperation agreement received in the acquisition. The cooperation agreement designates the Company as a preferred supplier to Saab Bofors Dynamics AB.

QUARTERLY FINANCIAL DATA (UNAUDITED)

FLIR SYSTEMS, INC.
(In thousands, except per share data)

	Q1	Q2	Q3	Q4
2002				
Revenue	$58,098	$63,595	$64,455	$74,932
Gross profit	31,299	32,818	33,823	39,080
Net earnings	$ 8,668	$ 9,557	$10,650	$12,684
Net earnings per share:				
Basic	$ 0.52	$ 0.57	$ 0.63	$ 0.74
Diluted	$ 0.49	$ 0.54	$ 0.60	$ 0.71

	Q1	Q2	Q3	Q4
2001				
Revenue	$50,472	$51,395	$47,499	$65,007
Gross profit	27,291	28,695	25,962	34,884
Net earnings	$ 3,874	$ 5,624	$ 6,173	$10,263
Net earnings per share:				
Basic	$ 0.27	$ 0.38	$ 0.41	$ 0.66
Diluted	$ 0.27	$ 0.36	$ 0.38	$ 0.61

The sum of the quarterly earnings per share does not always equal the annual earnings per share as a result of the computation of quarterly versus annual average shares outstanding.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On May 20, 2002, FLIR Systems, Inc. (the "Company") dismissed Arthur Andersen LLP ("Andersen") as its independent auditors. This action was approved by the Board of Directors and the Audit Committee of the Board of Directors. The audit reports of Andersen on the consolidated financial statements of the Company and its subsidiaries as of and for the years ended December 31, 2000 and 2001 did not contain any adverse opinion, disclaimer of opinion or qualification as to uncertainty, audit scope or accounting principles. During the two years ended December 31, 2000 and 2001, and the subsequent interim period through May 20, 2002, there were no disagreements with Andersen on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Andersen, would have caused them to make a reference to the subject matter of the disagreement in connection with their reports; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

On May 20, 2002, the Company engaged KPMG LLP ("KPMG") as its new independent auditors. The decision to change accounting firms was approved by the Company's Board of Directors and the Audit Committee of the Board of Directors. During the years ended December 31, 2000 and 2001, and the subsequent interim period through May 20, 2002, the Company did not consult with KPMG regarding the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information with respect to directors and executive officers of the Company is included under "Election of Directors," "Management—Executive Officers" and "Section 16 Reports" in the Company's definitive proxy statement for its 2003 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information with respect to executive compensation is included under "Executive Compensation" in the Company's definitive proxy statement for its 2003 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to security ownership of certain beneficial owners and management is included under "Stock Owned by Management and Principal Shareholders" in the Company's definitive proxy statement for its 2003 Annual Meeting of Shareholders and is incorporated herein by reference. Information with respect to equity compensation plans is included under "Equity Compensation Plan Information" in the Company's definitive proxy statement for its 2003 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information with respect to certain relationships and related transactions is included under "Certain Relationships and Related Transactions" in the Company's definitive proxy statement for its 2003 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 14. CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, within 90 days of the filing date of this report (the "Evaluation Date"). Based upon this evaluation, our principal executive officer and principal financial officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the material information required to the included in our Securities and Exchange Commission ("SEC") reports is recorded, processed summarized and reported within the time periods specified in SEC rules and forms relating to the Company, including our consolidated subsidiaries, and was made known to them by others within those entities, particularly during the period when this report was being prepared.

In addition, there were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date. We have not identified any significant deficiencies or material weaknesses in our internal controls, and therefore there were no corrective actions taken.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a)(1) *Financial Statements*

The financial statements are included in Item 8 above.

(a)(2) *Financial Statement Schedules*

The following schedule is filed as part of this Report:

Schedule II—Valuation and Qualifying Accounts

Report of Independent Auditors on Financial Statement Schedule

No other schedules are included because the required information is inapplicable, not required or are presented in the financial statements or the related notes thereto.

(a)(3) *Exhibits*

Number	Description
2.1	Merger Agreement dated as of March 19, 1999 by and among FLIR Systems, Inc., Inframetrics, Inc., Irabu Acquisition Corporation and the shareholders of Inframetrics, Inc. (incorporated by reference to Current Report on Form 8-K filed on April 14, 1999).
3.1	Second Restated Articles of Incorporation of the FLIR Systems, Inc. (incorporated by reference to Exhibit 3.1 to Registration Statement on Form S-1 (File No. 33-62582)).
3.2	First Amendment to Second Restated Articles of Incorporation of FLIR Systems, Inc. (incorporated by reference to Exhibit 1.1 to Registration Statement on Form 8-A filed on June 11, 1999).
3.3	First Restated Bylaws of the FLIR Systems, Inc. (incorporated by reference to Exhibit 3.2 to Registration Statement on Form S-1 (File No. 33-62582)).
4.1	Rights Agreement dated as of June 2, 1999 (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form 8-A filed on June 11, 1999).
10.1	Form of Indemnity Agreement between the FLIR Systems, Inc. and each member of its Board of Directors (incorporated by reference to Exhibit 10.1 to Registration Statement on Form S-1 (File No. 33-62582)).(1)

Number	Description
10.2	1992 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to Registration Statement on Form S-1 (File No. 33-62582)).(1)
10.3	1993 Stock Option Plan for Non-employee Directors (incorporated by reference to Exhibit 10.4 to Registration Statement on Form S-1 (File No. 33-62582)).(4)
10.4	Lease Dated February 11, 1985, as amended, by and among the FLIR Systems, Inc. and Pacific Realty Association, L.P. (incorporated by reference to Exhibit 10.6 to Registration Statement on Form S-1 (File No. 33-62582)).
10.5	Combination Agreement, Dated October 6, 1997, Among FLIR Systems, Inc., Spectra-Physics AB, Spectra-Physics Holding S.A., Spectra-Physics Holdings GmbH, Spectra-Physics Holdings PLC, and Pharos Holdings, Inc. (incorporated by reference to Exhibit 2.0 to Current Report on Form 8-K filed on October 24, 1997).
10.6	Registration Rights Agreement dated as of December 1, 1997 by and among FLIR Systems, Inc., Spectra-Physics AB, Spectra-Physics Holdings PLC and Pharos Holdings (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on December 15, 1997).
10.7	Inframetrics, Inc. Shareholders Agreement dated as of March 19, 1999 by and among FLIR, Inframetrics and the shareholders of Inframetrics (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on April 14, 1999).
10.8	Amendment to Inframetrics, Inc. Shareholders Agreement dated as of October 27, 1999 by and among FLIR, Inframetrics, and the former shareholders of Inframetrics (incorporated by reference to Exhibits to Registration Statement on Form S-1 (File No. 333-90717)).
10.9	FLIR Systems, Inc. 1999 Employee Stock Purchase Plan (incorporated by reference to Exhibit A to the Company's Proxy Statement dated April 30, 1999).(1)
10.10	Form of Change in Control Agreement dated as of May 8, 2001 (Earl R. Lewis, Arne Almerfors, Stephen M. Bailey, James A. Fitzhenry, Daniel L. Manitakos, William A. Sundermeier, Andrew C. Teich, and Detlev H. Suderow)(incorporated by reference to Exhibits to Form 10-K filed on March 12, 2002).(1)
10.11	FLIR Systems, Inc. Supplemental Executive Retirement Plan)(incorporated by reference to Exhibits to Form 10-K filed on March 12, 2002).(1)
10.12	Credit Agreement among FLIR Systems, Inc. and Bank of America N.A. and certain other financial institutions dated March 22, 2002 (incorporated by reference to Exhibits to Form 10-Q filed on April 24, 2002).
10.13	FLIR Systems, Inc. 2002 Stock Incentive Plan (incorporated by reference to Exhibits to Registration Statement on Form S-8 (File No. 333-102992).
10.14	Amended and Restated 1999 Employee Stock Purchase Plan, amended as of June 4, 2002 (incorporated by reference to Exhibits to Form 10-Q filed August 6, 2002).(1)
10.15	Executive Employment Agreement dated as of January 1, 2003 between FLIR Systems, Inc. and Earl R. Lewis.(1)
10.16	Amendment dated December 19, 2000 to lease dated February 11, 1985 by and among FLIR Systems, Inc. and Pacific Realty Association, L.P.
10.17	Contract for the Supply of Uncooled Imaging Modules, dated July 4, 2002.(2)
21.0	Subsidiaries of FLIR Systems, Inc.
23.0	Consent of KPMG LLP.
99.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) This exhibit constitutes a management contract or compensatory plan or arrangement.

(2) Portions of this Exhibit have been omitted pursuant to a request for confidential treatment under 17 C.F.R. (s) 240.24b 2.

(b) *During the quarter ended December 31, 2001, the Company filed the following reports on Form 8-K:*

1. The Company filed a current report on Form 8-K, dated October 17, 2002, reporting under Item 5 and Item 7 on the issuance of a press release announcing (i) its financial results for the quarter and nine months ended September 30, 2002, (ii) its expectations as to revenue and net income for the year ending December 31, 2002, and (iii) the authorization of the Company's Board of Directors for the Company to purchase up to 1,500,000 shares of the Company's common stock from time to time in open market or privately negotiated transactions.

2. The Company filed a current report on Form 8-K, dated December 20, 2002, reporting under Item 5 and Item 7 on the issuance of a press release announcing (i) the receipt of a new order valued at approximately $17 million from Simrad Optronics of Norway, and (ii) its expectations as to revenue and net earnings for the year ending December 31, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 6th day of March 2003.

FLIR SYSTEMS, INC.
(Registrant)

By: /s/ STEPHEN M. BAILEY

Stephen M. Bailey
Sr. Vice President, Finance and Chief Financial Officer (Principal Accounting and Financial Officer and Duly Authorized Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on March 6, 2003.

Signature	Title
/s/ EARL R. LEWIS Earl R. Lewis	Chairman of the Board of Directors, President and Chief Executive Officer
/s/ JOHN C. HART John C. Hart	Director
/s/ ANGUS L. MACDONALD Angus L. Macdonald	Director
/s/ MICHAEL T. SMITH Michael T. Smith	Director
/s/ RONALD L. TURNER Ronald L. Turner	Director
/s/ STEVEN E. WYNNE Steven E. Wynne	Director

CERTIFICATIONS

I, Earl R. Lewis, certify that:

1. I have reviewed this annual report on Form 10-K of FLIR Systems, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date March 6, 2003

/s/ EARL R. LEWIS

Earl R. Lewis
President and Chief Executive Officer

I, Stephen M. Bailey, certify that:

1. I have reviewed this annual report on Form 10-K of FLIR Systems, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date March 6, 2003

/s/ STEPHEN M. BAILEY

Stephen M. Bailey
Sr. Vice President, Finance and Chief Financial Officer

SCHEDULE II

FLIR SYSTEMS, INC.

VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
	Balance at Beginning of the Year	Charges to Costs and Expenses	Charged to Other Accounts— Described	Deductions— Described	Balance at the End of the Year
Year ended December 31, 2002					
Allowance for Doubtful Accounts	$1,948	$ 54	$0	$ (557)(1)	$1,445
Year ended December 31, 2001					
Allowance for Doubtful Accounts	$2,608	$ 385	$0	$(1,045)(2)	$1,948
Year ended December 31, 2000					
Allowance for Doubtful Accounts	$4,772	$1,122	$0	$(3,286)(1)	$2,608

(1) Deductions represents write-offs, net of recoveries.

(2) Deductions include write-offs, net of recoveries of $545 and $500 that have been applied to certain non-trade receivables.

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of
FLIR Systems, Inc.:

Under date of January 31, 2003, we reported on the consolidated balance sheet of FLIR Systems, Inc. (an Oregon corporation) and subsidiaries as of December 31, 2002, and the related statements of operations, shareholders' equity, and cash flows for the year then ended, which is included in this Form 10-K for the year ended December 31, 2002. In connection with our audit of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule in this Form 10-K for the year ended December 31, 2002. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth herein.

Our report refers to our audit of the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), as more fully described in Note 5 to the consolidated financial statements. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements other than with respect to such disclosures.

/s/ KPMG LLP

Portland, Oregon
January 31, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of
FLIR Systems, Inc.:

We have audited in accordance with generally accepted auditing standards, the consolidated financial statements, as of and for the years ended December 31, 2001 and 2000 included in FLIR Systems, Inc. and subsidiaries' Form 10-K, and have issued our report thereon dated February 8, 2002. Our audit was made for the purpose of forming an opinion on those statements taken as a whole. The Valuation and Qualifying Accounts Schedule is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commissions rules and is not part of the basic financial statements. The Valuation and Qualifying Accounts Schedule for the years ended December 31, 2001 and 2000 has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statement taken as a whole.

/s/ ARTHUR ANDERSEN LLP

Portland, Oregon
February 8, 2002

THIS IS A COPY OF THE REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

ARTHUR ANDERSEN LLP WERE THE INDEPENDENT ACCOUNTANTS FOR FLIR SYSTEMS INC. UNTIL MAY 20, 2002. REPRESENTATIVES OF ARTHUR ANDERSEN LLP ARE NOT AVAILABLE TO PROVIDE THE CONSENT REQUIRED FOR THE INCORPORATION BY REFERENCE OF THEIR REPORT ON THE FINANCIAL STATEMENTS OF FLIR SYSTEMS, INC. APPEARING IN THIS ANNUAL REPORT INTO REGISTRATION STATEMENTS FILED BY FLIR SYSTEMS, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION AND CURRENTLY EFFECTIVE UNDER THE SECURITIES ACT OF 1933. BECAUSE ARTHUR ANDERSEN LLP HAVE NOT CONSENTED TO THE INCORPORATION BY REFERENCE OF THEIR REPORT, INVESTORS WILL NOT BE ABLE TO RECOVER AGAINST ARTHUR ANDERSEN LLP UNDER SECTION 11 OF THE SECURITIES ACT OF 1933 FOR ANY UNTRUE STATEMENTS OF A MATERIAL FACT CONTAINED IN THE FINANCIAL STATEMENTS AUDITED BY ARTHUR ANDERSEN LLP THAT ARE CONTAINED IN THIS REPORT OR ANY OMISSIONS TO STATE A MATERIAL FACT REQUIRED TO BE STATED THEREIN.

THE PRIOR PERIOD FINANCIAL STATEMENTS FOR 2001 AND 2000 HAVE BEEN REVISED TO INCLUDE THE TRANSITIONAL DISCLOSURES REQUIRED BY STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS," WHICH WAS ADOPTED BY THE COMPANY ON JANUARY 1, 2002.

[THIS PAGE INTENTIONALLY LEFT BLANK]

FLIR SYSTEMS

THE WORLD LEADER IN THERMAL IMAGING

www.flir.com

BOARD OF DIRECTORS

EARL R. LEWIS, Chairman
President and Chief Executive Officer
FLIR Systems, Inc.

JOHN C. HART
Retired, Former Vice President of Finance,
Chief Financial Officer and Treasurer
Louisiana-Pacific Corporation

ANGUS L. MACDONALD
President
Life Science Consultants, Inc.

MICHAEL T. SMITH
Retired, Former Chairman of the Board
and Chief Executive Officer
Hughes Electronics Corporation

RONALD L. TURNER
President and Chief Executive Officer
Ceridian Corporation

STEVEN E. WYNNE
Acting Senior Vice President and General Counsel
FLIR Systems, Inc.

Senior Partner
Ater Wynne LLP

OFFICERS

EARL R. LEWIS
Chairman of the Board,
President and Chief Executive Officer

ARNE ALMERFORS
Executive Vice President and President
Thermography Division

STEPHEN M. BAILEY
Senior Vice President, Finance and
Chief Financial Officer

JAMES A. FITZHENRY
Senior Vice President, Corporate Operations
and Secretary

DENIS A. HELM
Senior Vice President, Business Development

DANIEL L. MANITAKOS
Senior Vice President and General Manager
Boston Operations

DETLEV SUDEROW
Senior Vice President, Human Resources

WILLIAM A. SUNDERMEIER
Senior Vice President and General Manager
Portland Operations

ANDREW C. TEICH
Senior Vice President, Sales and Marketing

STEVEN E. WYNNE
Acting Senior Vice President and General Counsel

OPERATIONS

CORPORATE HEADQUARTERS AND PORTLAND OPERATIONS:

FLIR Systems, Inc.
16505 S.W. 72nd Avenue
Portland, Oregon 97224-7705
Phone: (503) 684 3731
Fax: (503) 684 5452

EUROPEAN OPERATIONS:

FLIR Systems AB
P.O. Box 3, S-182 11
Danderyd
Sweden
Phone: +46 8 753 25 00
Fax: +46 8 753 23 64

BOSTON OPERATIONS:

FLIR Systems, Inc.
16 Esquire Road
North Billerica, MA 01862
Phone: (978) 901 8000
Fax: (978) 901 8887

SUBSIDIARIES AND SALES OFFICES:

FLIR Systems Ltd.
2 Kings Hill Avenue
Kings Hill
West Malling, Kent, ME19 4AQ
United Kingdom
Phone: +44 1732 220011
Fax: +44 1732 220014

FLIR Systems Ltd.
5230 South Service Road
Suite 125
Burlington, Ontario L7L 5K2
Canada
Phone: (905) 637 5696
Fax: (905) 639 5488

FLIR Systems AB
Uitbreidingstraat 60-62
B-2600 Berchem
Belgium
Phone: +32 3 287 8710
Fax: + 32 3 287 8729

FLIR Systems SARL
81 rue Hoche BP81
92134 Issy Les Moulineaux Cedex
France
Phone: +33 1 41 33 9797
Fax: +33 1 47 36 1832

FLIR Systems GmbH
Berner Strasse 81
60437 Frankfurt am Main
Germany
Phone: +49 69 95 00 900
Fax: +49 69 95 00 9040

FLIR Systems SRL
Via G. Stephenson 33
20157 Milano
Italy
Phone: +39 02 39 09 121
Fax: +39 02 39 00 5185

FLIR Systems Company Ltd.
Grand Central Plaza
Tower 2, Unit 1613-15
138 Shatin Rural Committee Road
Shatin, N.T.
Hong Kong
Phone: +852 2792 8955
Fax: +852 2792 8952

SHAREHOLDER INFORMATION

LEGAL COUNSEL:

Ater Wynne LLP
222 S.W. Columbia Street
Suite 1800
Portland, Oregon 97201

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS:

KPMG LLP
1211 S.W. Fifth Avenue
Suite 2000
Portland, Oregon 97204

TRANSFER AGENT AND REGISTRAR:

Mellon Investor Services LLC
520 Pike Street
Suite 1220
Seattle, Washington 98101

ANNUAL MEETING

The annual meeting of shareholders will be held at 2:00 p.m. on Thursday, April 24, 2003 at:

The Multnomah Athletic Club
1849 S.W. Salmon
Portland, Oregon 97205

INVESTOR RELATIONS

To obtain copies of this annual report or other financial information, please write or call:

INVESTOR RELATIONS
FLIR Systems, Inc.
16505 S.W. 72nd Avenue
Portland, Oregon 97224-7705
(503) 684 3731